UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INSTRUCTURE, INC.

(Name of Subject Company)

INSTRUCTURE, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

45781U103

(CUSIP Number of Class of Securities)

Matthew Kaminer

Chief Legal Officer

6330 South 3000 East, Suite 700

Salt Lake City, UT 84121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Matthew Hemington, Esq.

Steve Tonsfeldt, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

(650) 843 5062

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Instructure, Inc., a Delaware corporation (“Instructure” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Instructure. The address of Instructure’s principal executive office is 6330 South 3000 East, Suite 700, Salt Lake City, Utah 84121. The telephone number of Instructure’s principal executive office is (800) 203-6755.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, par value $0.0001, of Instructure (each such share, a “Share” and collectively, the “Shares”). As of February 17, 2020, there were (i) 38,263,210 Shares issued and outstanding, (ii) 582,432 Shares subject to issuance pursuant to outstanding options, (iii) 2,436,258 Shares issuable upon settlement of restricted stock units outstanding, (iv) 0 Shares issuable upon settlement of performance stock units outstanding and (v) 25,197 Shares estimated to be subject to outstanding rights under Instructure’s 2015 Employee Stock Purchase Plan (the “ESPP”) (based on estimated total employee contributions to the ESPP during the current Offering Period (as defined in the ESPP)).

Item 2. Identity and Background of Filing Person.

Name and Address

Instructure, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Instructure are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by PIV Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Instructure Holdings, LLC, formerly known as PIV Purchaser, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding Shares at an offer price of $49.00 per Share, net to the seller thereof in cash, without interest and subject to any withholding taxes (such amount or any higher amount per share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”). Parent and Purchaser are each affiliated with Thoma Bravo Fund XIII, L.P. (the “Thoma Bravo Fund”), and Parent, Purchaser and the Thoma Bravo Fund are each affiliated with Thoma Bravo, LLC (“Thoma Bravo”).

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), pursuant to the Amended and Restated Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated as of February 17, 2020, by and among Instructure, Parent and Purchaser. The Merger Agreement amends and restates that certain Agreement and Plan of Merger (the “Original Merger Agreement”), dated as of December 4, 2019, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of February 13, 2020 ( “Amendment No. 1 to the Merger Agreement”). A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements” and a copy of the Merger Agreement has been filed as Exhibit (d)(1) to this Schedule 14D-9 and each is incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on February 24, 2020. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(C) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

1.

Pursuant to the Merger Agreement, upon the terms of and subject to the conditions thereof, Purchaser shall (and Parent shall cause Purchaser to) (i) at or as promptly as practicable following the Expiration Date (as defined below) (and in any event, no later than the business day immediately following the date on which the Expiration Time occurs), accept for payment (the time of such acceptance, the “Offer Acceptance Time”), and (ii) at or as promptly as practicable following the Expiration Date pay the aggregate Offer Price (by delivery of funds to the depositary for the Offer) for, all Shares validly tendered and not validly withdrawn pursuant to the Offer and Parent shall provide or cause to be provided to Purchaser the consideration necessary for Purchaser to comply with such obligations to accept for payment and pay for such Company Shares. Parent intends to fund the aggregate Offer Price and the consideration payable upon the consummation of the Merger with a combination of the proceeds of committed equity financing provided by the Thoma Bravo Fund (which committed amount is sufficient to pay all such consideration), committed debt financing and a portion of Instructure’s cash on hand. The Transactions are not subject to a financing condition.

As soon as practicable following the successful consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into Instructure, with Instructure surviving as a wholly owned indirect subsidiary of Parent (the “Merger”). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which permits completion of the Merger without a vote of the holders of Shares upon the acquisition by Purchaser of a majority of the outstanding Shares. Under the DGCL and the terms of the Merger Agreement, Instructure and Parent must consummate the Merger as promptly as practicable following the consummation of the Offer. At the effective time of the Merger (the “Effective Time”), each Share (other than Shares (1) held by Instructure as treasury stock, (2) owned by Parent or Purchaser, (3) owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser or (4) owned by Instructure stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL), will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on February 24, 2020. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at one minute after 11:59 p.m., Eastern Time, on March 20, 2020 (the “Initial Expiration Date”, and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of the Agreement, the “Expiration Date”). Acceptance for payment of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions to the Offer (as more fully described in Section 15 “Certain Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9) shall occur on March 20, 2020, unless Parent extends the Offer pursuant to the terms of the Merger Agreement.

The obligation of Purchaser to purchase the Shares tendered in the Offer is subject to the satisfaction or waiver of a number of customary closing conditions set forth in the Merger Agreement, including but not limited to: (i) there being validly tendered and received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL) as of the Expiration Date a number of Shares which, together with any Shares beneficially owned by Parent or any wholly-owned Subsidiary of Parent, equals at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Date, but excluding any Shares held in treasury by Instructure as of the expiration of the Offer or any other Shares acquired by Instructure prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of Instructure options) (the “Minimum Condition”); (ii) there not being in effect immediately prior to the Expiration Date any law or order (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits the Offer, the Merger or the other transactions contemplated by the Merger Agreement (the “Transactions”); and (iii) the absence of a termination of the Merger Agreement in accordance with its terms.

2.

The foregoing summary of the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase, and the terms of the Merger Agreement and the Letter of Transmittal. Copies of the Offer to Purchase, the Merger Agreement and the Letter of Transmittal are filed as Exhibits (a)(1)(A), (d)(1) and (a)(1)(C), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of Instructure’s stockholders. Instructure is not asking for a proxy and you are requested not to send Instructure a proxy. Any solicitation of proxies that Parent or Instructure might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

As set forth in the Schedule TO, Parent’s principal executive offices are located at 600 Montgomery Street, 20th Floor, San Francisco, CA 94111. The telephone number of Parent is (415) 263-3660.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or by going to Instructure’s Investor Relations page on its website at https://ir.instructure.com/overview/default.aspx and clicking on the link titled “SEC filings”.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, including documents incorporated herein by reference, to the knowledge of Instructure, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between Instructure or its affiliates, on the one hand, and (i) any of Instructure’s executive officers, directors or affiliates, or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates, on the other hand. Instructure’s executive officers and the members of the Board of Directors of Instructure (the “Instructure Board”) may be deemed to have certain interests in the Transactions, as described in the section below, that may be different from or in addition to the interests of Instructure’s stockholders generally because, among other things, the consummation of the Offer will constitute a “change in control” with respect to each of the Instructure agreements and plans described below.

The Instructure Board was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—Instructure’s Reasons for the Offer and the Merger.”

Arrangements between Instructure and Purchaser

Merger Agreement

Summaries of the material terms of the Merger Agreement described in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements” are incorporated herein by reference. The Merger Agreement governs the contractual rights among Instructure, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement is not intended to provide any other factual information about Instructure, Parent or Purchaser. The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants were qualified by certain confidential disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Instructure. Other than the indemnification provisions of the Merger Agreement (which are discussed in “Arrangements between Parent, the Purchaser and the Current Chief Executive Officers, Directors and Affiliates of Instructure—Indemnification and Insurance” below), the rights of Instructure’s stockholders to receive the

3.

Offer Price and the holders of certain equity awards to receive the consideration described in the Merger Agreement, the rights of Instructure (on behalf of stockholders) to pursue certain equitable remedies on stockholders’ behalf and the rights of certain financing sources of Parent and Purchaser as set forth in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. Instructure’s stockholders and other investors are not entitled to, and should not, rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Instructure, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The summaries in the Offer to Purchase may not contain all of the information about the Merger Agreement that is important to the Instructure stockholders, and the Instructure stockholders are encouraged to read the Merger Agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the Merger Agreement and not by the summaries described in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements.”

Confidentiality Agreement

Instructure and Thoma Bravo executed a mutual confidentiality agreement, dated June 18, 2019, as amended (the “Confidentiality Agreement”), pursuant to which, among other things, both parties agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed to the other party. The Confidentiality Agreement granted permission for a party to confidentially approach the counterparty’s senior management, the board of directors or financial advisor during the standstill period. The termination of the Merger Agreement does not affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations survive the termination of the Merger Agreement in accordance with its terms. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, filed as Exhibit (d)(2) to this Schedule 14D-9 and incorporated herein by reference.

Equity Commitment Letter

Concurrently with the execution of the Merger Agreement, Instructure, Thoma Bravo Fund, and Parent entered into the second amended and restated equity commitment letter (the “Equity Commitment Letter”) pursuant to which, among other things, Thoma Bravo Fund committed to invest in Parent, directly or indirectly, an amount of cash consideration equal to $2,021,163,280.78 to purchase equity securities of Parent solely for the purpose of funding, and to the extent necessary to fund, a portion of the amounts required to be paid by Parent or Purchaser under the Merger Agreement on the date of Closing (such committed equity financing, the “Equity Financing”). The funding of the Equity Financing is subject to (i) there having been no amendment or modification to the Merger Agreement that is not approved in writing by Parent, and (ii) satisfaction of the Minimum Condition and the other conditions to the Offer as set forth in Annex I to the Merger Agreement and the satisfaction, or waiver by Instructure, Parent or Purchaser, as applicable, of all conditions precedent set forth in Section 7.1 of the Merger Agreement to such party’s obligations to consummate the Merger. The funding of the Equity Financing is further subject to, and will occur contemporaneously with, the Closing. Thoma Bravo’s equity commitment is subject to reduction (x) in the event that the full amount of the equity commitment is not necessary in order to consummate the transactions contemplated by the Merger Agreement and (y) on a dollar for dollar basis for purchases in cash actually made by co-investors (including affiliates of Thoma Bravo) of equity securities of, or for contributions to, Parent and used solely for the purpose of funding a portion of the amounts required to be paid by Parent or Purchaser under the Merger Agreement on the date of the Closing; provided that the equity commitment shall not be reduced unless and until such third party financing is funded at the Closing. Instructure is a third party beneficiary with respect to certain enforcement rights under the Equity Commitment Letter. The foregoing summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, filed as Exhibit (d)(3) to this Schedule 14D-9 and incorporated herein by reference.

4.

Limited Guaranty

Concurrently with the execution of the Original Merger Agreement, Instructure and the Thoma Bravo Fund entered into a limited guaranty (the “Limited Guaranty”), pursuant to which the Thoma Bravo Fund agreed to guarantee Parent’s obligation to pay: (i) the Parent Termination Fee (as defined in the Merger Agreement) pursuant to Section 8.3(c) of the Merger Agreement, (ii) the reasonable and documented out-of-pocket costs of Instructure incurred to enforce the prompt payment of the Parent Termination Fee, together with interest thereon, if and to the extent the Parent Termination Fee is not timely paid in accordance with the Merger Agreement, pursuant to Section 8.3 of the Merger Agreement and (iii) any expense reimbursements or indemnification obligations that become payable pursuant to Section 6.5(f) of the Merger Agreement (the “Reimbursement Obligations,” and clauses (i), (ii) and (iii), collectively, the “Guaranteed Obligations”); provided that the maximum aggregate liability of Thoma Bravo will not exceed $136,857,000 (the “Guarantee Cap”) under the Limited Guaranty. The foregoing summary of the Limited Guaranty does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guaranty, filed as Exhibit (d)(4) to this Schedule 14D-9 and incorporated herein by reference.

Arrangements between Parent, the Purchaser and the Current Executive Officers, Directors and Affiliates of Instructure

Instructure’s directors and executive officers may have interests in the Offer, the Merger and the other Transactions that are different from, or in addition to, the interests of the Instructure stockholders generally. These interests may include, among others, agreements that certain officers have entered into with Instructure that provide for the acceleration of stock options and restricted stock units in the event the officer experiences a qualifying termination of employment within a specified period following a change of control of Instructure, and payments of severance benefits under Instructure’s change in control severance agreements with executive officers. These interests may create potential conflicts of interest. The Instructure Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement and the other Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Instructure’s Reasons for the Offer and the Merger.”

Potential Payments At or Following Change in Control

Executive Agreements with Named Executive Officers

Instructure entered into executive agreements with each of its named executive officers, other than Joshua Coates. Instructure previously entered into executive agreements with Daniel T. Goldsmith, who resigned as Chief Executive Officer of Instructure on February 13, 2020. The separation of Mr. Goldsmith as an executive of Instructure shall be effective as of March 6, 2020. Each executive agreement provides that if the employment of such officer is terminated for any reason other than “Cause” (as defined in each executive agreement), death or disability or if the officer voluntarily resigns for “Good Reason” (as defined in each executive agreement), he or she would be entitled to receive the following severance payments and benefits:

•

for all officers that have entered into executive agreements other than Mr. Goldsmith, a payment equal to six (6) months of such officer’s then-current base salary, paid over the six-month period following such officer’s separation from service; Mr. Goldsmith would receive twelve (12) months of his then-current base salary paid over the twelve-month period following his separation from service;

•

for all officers that have entered into executive agreements other than Mr. Goldsmith, reimbursement of COBRA premiums for such officer and his or her eligible dependents, if any, for a period of up to six (6) months; Mr. Goldsmith would receive reimbursement of COBRA premiums for up to twelve (12) months; and

•	a lump sum payment equal to 80% of such officer’s annual target bonus, pro-rated based on the number of full months of service in the year in which the separation of service occurs.

5.

In addition, these agreements provide that if the employment of such officer is terminated for any reason other than Cause, death or disability or if the officer voluntarily resigns for Good Reason within three months prior to (and contingent upon the consummation of) a “Change in Control” of Instructure (as defined in each executive agreement) or twelve (12) months after a Change in Control of Instructure, such officer would be entitled to receive the following severance payments and benefits (the “CIC Benefits”):

•

for all officers that have entered into executive agreements other than Mr. Goldsmith, Frank Maylett, and Marta DeBellis, a payment equal to nine (9) months of his or her then-current base salary paid over the nine-month period following a separation from service; for Mr. Goldsmith a payment equal to twelve (12) months of his then-current base salary paid over the twelve-month period following Mr. Goldsmith’s separation from service; for Mr. Maylett and Ms. DeBellis, if the separation of service happens during such officer’s first year of service, six (6) months of such officer’s then-current base salary paid over the six-month period following such officer’s separation from service, if the separation of service happens subsequent to such officer’s first year of service, nine (9) months of such officer’s then-current base salary paid over the nine-month period following such officer’s separation from service;

•

reimbursement of COBRA premiums for such officer and his or her eligible dependents, if any, for a period of up to nine (9) months, except Mr. Goldsmith, who would receive reimbursement of COBRA premiums for up to twelve (12) months;

•

a lump sum payment equal to 80% of such officer’s annual target bonus, pro-rated based on the number of full months of service in the year in which the separation of service occurs, provided that the effective date of termination is on or after March 31 of the year of termination; and

•

100% vesting acceleration of all then-unvested equity awards held by such officer, other than Mr. Maylett and Ms. DeBellis who, if the separation of service happens during such officer’s first year of service, receives 25% vesting acceleration of all then-unvested equity awards held by such officer, and if the separation of service happens subsequent to such officer’s first year of service, receives 75% vesting acceleration of all then-unvested equity awards held by such officer.

Further, the Instructure Board has interpreted the executive agreement and the duties and responsibilities and authority of Instructure’s chief executive officer, chief financial officer and chief legal officer (the “Public-Facing Executives”) such that if a Change in Control occurs that results in Instructure, immediately following the closing of such transaction, no longer being publicly traded, each Public-Facing Executive will automatically be eligible to receive the CIC Benefits if such Public-Facing Executive provides Instructure notice of intent to resign from the company for “Good Reason” (as defined in each executive agreement), and does so resign.

For purposes of the executive agreements:

•

“Cause” means the executive’s (i) commission of any material act of dishonesty; (ii) conviction of a felony or any crime involving moral turpitude; (iii) commission of any action that that has caused or is reasonably expected to result in material harm to the business or the reputation of Instructure (excluding any action taken in good faith); (iv) material violation of any duty or obligation owed by executive to Instructure which causes or is reasonably expected to cause material injury to Instructure; (v) material breach of any of his or her obligations under any written agreement or covenant with Instructure, including but not limited to executive’s Confidentiality and Intellectual Property Agreement; or (vi) repeated refusal to substantially perform his or her assigned duties. The determination as to whether executive is being terminated for Cause shall be made in good faith by Instructure and shall be final and binding on executive. The term “Company” will be interpreted to include any subsidiary, parent or affiliate of Instructure, as appropriate.

•

“Good Reason” means (i) a material reduction in job duties, responsibilities, title or authority inconsistent with the Executive’s position with Instructure; provided, however, that any such reduction or change (including a change in title) after a Change in Control will not constitute Good Reason if

6.

Executive retains reasonably comparable duties, position and responsibilities with respect to Instructure’s business within the successor entity following a Change of Control; (ii) a material reduction of Executive’s then current base salary, representing a reduction of more than 10% of the Executive’s then current base salary; provided, that an across-the-board reduction in the salary level of all executive officers of Instructure by the same percentage amount as part of a general salary level reduction implemented prior to a Change in Control shall not constitute such a material salary reduction; or (iii) the relocation of Executive’s principal place of employment to a place that increases Executive’s one-way commute by more than 35 miles as compared to Executive’s then current principal place of employment immediately prior to such relocation; provided, that the Executive gives written notice to Instructure of the event forming the basis of the termination for Good Reason within 60 days after the date on which Instructure gives written notice to the Executive of Instructure’s affirmative decision to take an action set forth in clause (i), (ii), or (iii) above, Instructure fails to cure such basis for the Good Reason resignation within 30 days after receipt of Executive’s written notice and Executive terminates his or her employment within 30 days following the expiration of the cure period.

Payment of any severance benefits described above is conditioned on the executive’s timely execution of a general release of claims in Instructure’s favor.

Arrangements Following the Merger

Please see “—Waiver Letter Agreements” below.

Effect of the Offer and the Merger on Instructure Common Stock and Equity Awards

Consideration for Instructure Common Stock in the Merger

If Instructure’s executive officers and directors who own Shares of Instructure common stock tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of Instructure. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration on the same terms and conditions as the other stockholders of Instructure.

The following table sets forth the number of Shares beneficially owned as of February 17, 2020 by each of our executive officers and directors, excluding Shares issuable upon exercise of stock options and vesting of restricted stock units, and the aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name	Number of Shares of Instructure Common Stock Beneficially Owned	Total Value of Shares ($)(1)
Daniel Goldsmith	70,346	3,446,954
Steven Kaminsky	189,046	9,263,254
Matthew Kaminer	47,349	2,320,101
Joshua Coates	2,202,979	107,945,971
Steven Collins	4,161	203,889
William Conroy	116,801	5,723,249
Ellen Levy	21,439	1,050,511
Kevin Thompson	13,420	657,580
Lloyd Waterhouse	52,436	2,569,364

(1)	Does not include cash for fractional Share.

7.

Consideration for Instructure Options and Instructure RSU Awards in the Merger—Generally

Restricted stock units with respect to the Shares and stock options to purchase Shares may not be tendered in the Offer. At the Effective Time, the equity awards granted under Instructure’s equity incentive plans, including options to purchase Shares and restricted stock unit awards covering Shares will be cancelled and converted into cash consideration equal to $49.00 multiplied by the number of vested shares subject to the equity award (less the applicable per share exercise price of those vested shares, with respect to any options), subject to any required tax withholdings, payable shortly after the closing of the Merger (the “Vested Award Cash-out Payment”). Equity awards that are outstanding and unvested as of immediately before the Effective Time will be cancelled and converted into cash consideration (the “Cash Replacement Amount”) equal to $49.00 multiplied by the number of unvested shares subject to the equity award (less the applicable per share exercise price of those unvested shares, with respect to any options), subject to any required tax withholdings, which consideration will be subject to generally the same terms as the corresponding, cancelled equity award, including vesting conditions. Any options with a per share exercise price equal to or greater than $49.00 will be cancelled at the Effective Time for no payment or consideration. Instructure’s equity incentive plans will terminate as of the Effective Time.

Consideration for Instructure Options and Instructure RSU Awards Held by Directors and Executive Officers in the Merger

Treatment of Director and Executive Officer Equity Awards

As of February 17, 2020, Instructure’s directors and executive officers beneficially owned and were entitled to vote, in the aggregate, 2,719,903 Shares, representing approximately 7.7% of the Shares outstanding as of February 17, 2020 (and approximately 10% of the Shares outstanding when taking into account Company Options and Company RSU Awards held, in the aggregate, by Instructure’s directors and executive officers).

As described above in the section titled “—Consideration for Instructure Options and Instructure RSU Awards in the Merger—Generally,” the Merger Agreement provides that all outstanding Instructure options will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Offer acceptance time. At the Effective Time, all Instructure options held by Instructure’s executive officers and non-employee directors will be treated as described above in the section titled “—Consideration for Instructure Options and Instructure RSU Awards in the Merger—Generally”. In addition, all Instructure RSU awards (whether vested or unvested) held by Instructure’s executive officers and non-employee directors will be treated as described above in the section titled “—Consideration for Instructure Options and Instructure RSU Awards in the Merger—Generally”.

8.

Please see “—Table of Estimated Consideration for Equity Awards” below for additional information.

Table of Estimated Consideration for Equity Awards

Equity Interests of Instructure’s Executive Officers and Non-Employee Directors

The table below sets forth, for each of our executive officers and directors holding Company Options and Company RSU Awards, the aggregate amount and value of Shares, Company Options, and Company RSUs held as of February 17, 2020.

Name	Shares (#)(1)	Shares ($)	Company Options (#)(2)	Company Options ($)	Company RSUs (#)(3)	Company RSUs ($)	Total ($)
Daniel T. Goldsmith	70,346	3,446,954	97,228	597,952	453,741	22,223,309	26,278,215
Steven B. Kaminsky	189,046	9,263,254	47,616	960,063	173,054	8,479,646	18,702,963
Matthew A. Kaminer	47,349	2,320,101	117,767	3,746,962	101,603	4,978,547	11,045,610
Marta DeBellis	1,338	65,562	—	—	87,745	4,229,505	4,365,067
Frank Maylett	587	28,763	—	—	75,854	3,716,846	3,745,609
Joshua L. Coates	2,202,979	107,945,971	—	—	8,115	397,635	108,343,606
Steven A. Collins	4,161	203,889	42,923	1,893,977	4,162	203,938	2,301,804
William M. Conroy	116,801	5,723,249	—	—	8,115	397,635	6,120,884
Ellen Levy	21,439	1,050,511	—	—	8,115	397,635	1,448,146
Kevin Thompson	13,420	657,580	—	—	4,162	203,938	861,518
Lloyd G. Waterhouse	52,436	2,569,364	—	—	8,115	397,635	2,966,999

(1)	This number includes Shares beneficially owned, excluding Shares issuable upon exercise of Company Options or settlement of Company RSU Awards.
(2)

The number of Shares subject to Company Options includes both vested and unvested Company Options. The number of Shares subject to the vested and unvested portions of Instructure Options and the value (determined as the aggregate number of underlying shares multiplied by the Offer Price minus the aggregate exercise price with respect to such Shares) of those portions of Instructure Options are in the table below:

Name	Vested Company Options (#)	Vested Company Options ($)	Unvested Company Options (#)	Unvested Company Options ($)
Daniel T. Goldsmith	36,460	224,229	60,768	373,723
Steven B. Kaminsky	18,033	346,496	29,583	613,567
Matthew A. Kaminer	97,812	3,303,869	19,955	443,093
Marta DeBellis	—	—	—	—
Frank Maylett	—	—	—	—
Joshua L. Coates	—	—	—	—
Steven A. Collins	42,923	1,893,977	—	—
William M. Conroy	—	—	—	—
Ellen Levy	—	—	—	—
Kevin Thompson	—	—	—	—
Lloyd G. Waterhouse	—	—	—	—

(3)	This number reflects the number of Shares subject to Company RSU Awards that were not vested as of February 17, 2020.

Waiver Letter Agreements

Waiver Letters with Daniel T. Goldsmith and Matthew A. Kaminer

Concurrent with the execution of the Original Merger Agreement, Mr. Kaminer and Mr. Goldsmith entered into waiver letters with Instructure concerning entitlements to certain change in control benefits, which are filed as

9.

Exhibits (d)(5)    and (d)(6), respectively, to this Schedule 14D-9 and is herein incorporated by reference. Concurrent with the execution of the Merger Agreement, Mr. Goldsmith entered into an amended and restated waiver letter agreement with Instructure, Parent, and Purchaser, which is filed as Exhibit (d)(7) to this Schedule 14D-9 and is herein incorporated by reference. Each of the waiver letters provides that, notwithstanding anything contained in the executive agreements or the Instructure Board’s interpretation of the executive agreements to the contrary, if the Transactions are consummated, effective immediately prior to the consummation of the Transactions; except as otherwise noted, each of Messrs. Goldsmith and Kaminer shall be provided the following benefits:

•	100% acceleration of vesting of all then-unvested equity awards held by such officer that are scheduled to vest prior to or on March 1, 2020; and

•	acceleration of vesting of a portion of outstanding equity awards (52% for Mr. Goldsmith and 50% for Mr. Kaminer) held by such officer, that are scheduled to vest after March 1, 2020.

For Mr. Kaminer only:

•

The remaining 50% of outstanding equity awards held by such officer that are scheduled to vest after March 1, 2020 shall be converted into unvested cash-based awards in accordance with the Merger Agreement and will have the same terms and conditions, including with respect to vesting, as applied to the unvested outstanding stock award for which the cash-based award was replaced.

For Mr. Goldsmith only:

•

The remaining 48% of outstanding equity awards held by such officer that are scheduled to vest after March 1, 2020 shall be forfeited and any claims with respect to such forfeited awards shall be waived.

In addition, pursuant to the waiver letters, each of Messrs. Goldsmith and Kaminer have agreed that, notwithstanding anything contained in the executive agreements or the Instructure Board’s interpretation of the executive agreements to the contrary, the consummation of the Transactions contemplated by the Agreement alone and the potential related changes in such officer’s job duties, responsibilities, title, or authority solely as a result of Instructure no longer being publicly traded will not constitute “Good Reason” for purposes of the executive agreement.

Golden Parachute Compensation

The table below assumes that: (i) the Effective Time will occur on March 30, 2020; (ii) the employment of the named executive officer will be terminated immediately following the Effective Time in a manner entitling the named executive officer to receive the severance benefits described in the section captioned “—Potential Payments At or Following Change in Control;” and (iii) no named executive officer becomes entitled to additional compensation or benefits or equity awards prior to the Effective Time. Pursuant to applicable proxy disclosure rules, the value of the equity award vesting acceleration below is equal to the number of shares covered by the applicable Company Option or Company RSU Award that are accelerating multiplied by the Effective Time (per share). The amounts shown in the table below do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Offer and the Merger.

10.

Golden Parachute Compensation(1)

Name	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Daniel T. Goldsmith(5)	—	11,001,681	—	11,001,681
Steven B. Kaminsky	272,250	8,485,323	10,706	8,768,280
Matthew A. Kaminer	248,250	8,155,493	15,368	8,419,111
Marta DeBellis	243,750	2,261,191	15,368	2,520,308
Frank Maylett	165,000	929,212	15,368	1,109,579

	929,250	30,832,900	56,809	31,818,959

Name	Single Trigger ($)(6)	Double Trigger ($)(7)
Daniel T. Goldsmith	11,001,681	493,490
Steven B. Kaminsky	—	9,722,665
Matthew A. Kaminer	4,077,747	4,341,364
Marta DeBellis	—	2,520,308
Frank Maylett	—	1,109,579

(1)

The conditions under which each of these payments and benefits are to be provided are described in more detail above in the section captioned “—Potential Payments At or Following Change in Control.” Under each of the Executive Agreements with our named executive officers, if payments and benefits payable to an executive would be subject to the excise tax imposed by Sections 280G and 4999 of the Code, such amounts may be cut back to the extent necessary to ensure that the executive receives the larges payment possible on an after-tax basis. The effect of this provision and any related cut-backs are not reflected in the values disclosed in this table. When calculations are performed for purposes of calculating the amount of excise tax (and any related cutback), the value of a portion of the equity vesting will be discounted under applicable tax regulations.

(2)

The amounts in this column represent the double trigger cash severance payments each named executive officer may become entitled to receive, as described in more detail in the section captioned “—Potential Payments At or Following Change in Control.”

(3)

The amounts listed in this column represent the double trigger accelerated vesting that each named executive officer may become entitled to receive with respect to his or her equity awards, as described in more detail in the section captioned “—Potential Payments At or Following Change in Control.” Messrs. Goldsmith and Kaminer are entitled to receive single trigger benefits related to accelerated vesting of their respective equity awards, as described in more detail in the section captioned “—Potential Payments At or Following Change in Control.”

(4)

The amounts listed in this column represent the value of the double trigger COBRA benefits that each named executive officer may become entitled to receive, as described in more detail in the section captioned “—Potential Payments At or Following Change in Control.”

(5)	The amounts listed for Mr. Goldsmith do not include any perquisites or severance benefits as it is anticipated that he will no longer be providing services to the Company as of the Effective Time.
(6)

The amounts listed in this column represent the single trigger accelerated vesting that each named executive officer may become entitled to receive with respect to his or her equity awards, as described in more detail in the section captioned “—Potential Payments At or Following Change in Control.”

(7)

The amounts listed in this column represent the double trigger cash severance, accelerated vesting, and COBRA benefits that each named executive officer may become entitled to receive with respect to his or her equity awards, as described in more detail in the section captioned “—Potential Payments At or Following Change in Control.” For Messrs. Goldsmith and Kaminer, the column excludes the amount listed in footnote (5). For Mr. Goldsmith only, this amount has been updated to reflect the terms of the A&R CIC Benefits Waiver.

11.

Employee Stock Purchase Plan

The Merger Agreement generally provided that no new offering periods or purchase periods would begin under the ESPP after the date of the Original Merger Agreement, and no individual would be allowed to begin participating in the ESPP after the date of the Original Merger Agreement. After the date of the Original Merger Agreement, no ESPP participant would be allowed to increase his or her payroll contribution rate from the rate in effect as of the date of the Original Merger Agreement, or make separate non-payroll contributions to the ESPP, except as required by applicable law. Any offering period that would otherwise be outstanding at the Effective Time will end no later than five days before the Effective Time. Subject to the consummation of the Merger, all outstanding purchase rights under the ESPP will be exercised before the Effective Time (with such purchase rights subject to any pro rata adjustments that may be necessary if the current offering period in progress is shortened), and the ESPP will terminate as of the Effective Time. Each Share purchased under the ESPP that remains outstanding as of immediately before the Effective Time will be cancelled at the Effective Time and converted into the right to receive the Offer Price less any applicable withholding taxes.

Employee Matters Following Closing

For a period of twelve months following the Effective Time, Parent has agreed to, with respect to each employee of Instructure who becomes an employee of Parent or its subsidiaries as of the Effective Time (the “continuing employees”), (a) maintain at least the same wage rate or base salary of each continuing employee and (b) provide employee benefits excluding equity compensation that are, in the aggregate, in Parent’s discretion, either no less favorable to such continuing employee than (i) those in effect for such continuing employee immediately prior to the effective time or (ii) those in effect for similarly situated employees of Parent and its subsidiaries.

Parent also has agreed under the Merger Agreement to recognize years of service with Instructure or its subsidiaries under all employee benefit plans maintained by Parent or its affiliates for the benefit of continuing employees, except to the extent that any such recognition would result in a duplication of benefits.

Rule 14d-10(d) Matters

Prior to the consummation of the Offer and the Merger, the compensation committee of the Instructure Board (the “Instructure compensation committee”) will take all such steps as may be required to approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Instructure or any of its affiliates and any of the current or future officers, directors, employees or other service providers of Instructure or any of its subsidiaries that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the consummation of the Offer pursuant to which compensation is paid or payable to such officer, director, employee or other service provider. In addition, the Instructure compensation committee will take all other action necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act.

Indemnification and Insurance

Instructure’s amended and restated certificate of incorporation and amended and restated bylaws provide that it will indemnify the directors and officers of Instructure to the fullest extent permitted by the DGCL. In addition, Instructure has entered into indemnification agreements with each of its current directors, officers and some of its employees. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. The form of the indemnification agreement is filed as Exhibit (d)(8) to this Schedule 14D-9 and is herein incorporated by reference.

Under the Merger Agreement, for six years after the Effective Time, Parent must, or must cause the surviving corporation in the Merger to, indemnify and hold harmless, to the fullest extent permitted under applicable law

12.

and the organizational documents of Instructure or its subsidiaries, or any indemnification agreements in existence as of the date of the Merger Agreement that were provided to Parent, each current or former director, officer or employee of Instructure and its subsidiaries against any fees, costs or expenses in connection with any actual or threatened claims in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, in connection with such person serving as an executive officer, director, employee or other fiduciary of Instructure, any of its subsidiaries or any other person if such service was at the request or for the benefit of Instructure or any of its subsidiaries.

In addition, for a period of six years following the Effective Time, Parent is required to maintain in effect the provisions in the organizational documents of Instructure and any indemnification agreements in existence as of the date of the Merger Agreement that were provided to Parent (except to the extent such agreement provides for an earlier termination) regarding elimination of liability, indemnification of executive officers, directors and employees and advancement of expenses that are in existence as of the date of the Merger Agreement.

At or prior to the Effective Time, Instructure is required to purchase a directors’ and officers’ liability insurance and fiduciary liability insurance “tail” insurance policy for a period of six years after the effective time with respect to matters arising at or prior to the effective time, with a one-time cost not in excess of 300% of the last aggregate annual premium paid by Instructure for its directors’ and officers’ liability insurance and fiduciary liability insurance prior to the date of the Merger Agreement, and if the cost of such “tail” insurance policy would otherwise exceed such amount, Instructure may purchase as much coverage as reasonably practicable for such amount.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time, Instructure has agreed to, as applicable, take all such steps as may be reasonably necessary or advisable to cause any dispositions of equity securities of Instructure (including derivative securities) and acquisitions of equity securities of Instructure pursuant to the Transactions by each individual who is a director or executive officer of Instructure subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Instructure to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Instructure Board

At a meeting held on February 17, 2020, after careful consideration, the Instructure Board, among other things:

•	determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Instructure and its stockholders;

•

authorized and approved the execution, delivery and performance by Instructure of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, upon the terms and subject to the conditions contained in the Merger Agreement;

•	agreed that the Merger will be effected under Section 251(h) of the General Corporation Law of the DGCL; and

•	resolved to recommend that the Instructure stockholders tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described in more detail below under “—Instructure’s Reasons for the Offer and the Merger,” the Instructure Board unanimously recommends that the Instructure stockholders tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated January 18, 2020, issued by Instructure announcing the Offer, the Merger and the Transactions, is included as Exhibit (a)(1)(D) hereto and is incorporated herein by reference.

13.

Background of the Offer and the Merger

The Instructure Board, with Instructure senior management and outside advisors, regularly and in the ordinary course of business, reviews and assesses Instructure’s long-term strategy, financial performance and operations in light of developments in Instructure’s business and overall developments in the industry in which it operates, taking into account the overall performance of the market and the software and education industries generally. As part of this ongoing review and assessment, the Instructure Board considers various alternatives to Instructure’s long-term strategy, including alternatives involving the continuation of Instructure’s long-term business plan, possible strategic acquisitions to expand the markets that Instructure serves or increase the service offerings in its existing markets and possible strategic transactions with third parties, and regularly engages with its stockholders to discuss and to solicit feedback on their views and perspectives of Instructure’s long-term business plan, strategic opportunities and value.

From time to time, representatives of Instructure, including senior management and members of the Instructure Board, have had discussions with market participants, including financial sponsors and strategic parties, regarding potential strategic transactions at the direction of the Instructure Board in order to understand market developments and how these developments may affect its long-term strategy. Before 2019, none of these discussions progressed beyond preliminary discussions or the exploratory stage with respect to a sale of Instructure, nor did Instructure share confidential information with such parties regarding its business and operations, nor did any such party enter into a confidentiality agreement.

On January 8, 2019, a financial sponsor (“Sponsor A”) requested a meeting with Joshua Coates, the Executive Chairman of Instructure. In response to Sponsor A’s inbound inquiry, Mr. Coates had a call with Sponsor A that same day during which Sponsor A expressed an interest in acquiring Instructure for $53.00 to $55.00 per share. On the same day, the Instructure Board held a meeting to discuss Sponsor A’s expression of interest.

On January 9, 2019, Sponsor A sent Mr. Coates a preliminary, non-binding, written proposal to acquire Instructure for $53.00 to $55.00 per share, assuming a fully diluted share count of approximately 37.67 million shares of Instructure common stock. Later that day, Mr. Coates shared such proposal with the Instructure Board.

On January 16, 2019, a representative of Thoma Bravo emailed Daniel T. Goldsmith, Instructure’s Chief Executive Officer, to share that Thoma Bravo had been following Instructure and to congratulate Mr. Goldsmith on his recent appointment as CEO of Instructure. Mr. Goldsmith shared such contact with the Instructure Board that same day.

Between January 16, 2019 and January 19, 2019, in response to the in-bound expression of interest from Sponsor A and, based on the general discussions that Instructure had with other parties, from time to time, members of Instructure senior management and members of the Instructure Board, including Mr. Coates and Kevin Thompson, met with five potential financial advisors, including J.P. Morgan, as recommended by the Instructure Board. The financial advisors were invited to provide an overall market assessment, analysis of potential participants in any potential strategic process and viewpoints on the likelihood and benefits of a strategic transaction, and were also asked to disclose any potential conflicts of interest related to Sponsor A and other potential logical process participants. Members of Instructure senior management and the members of the Instructure Board participating in such appointment process, asked pertinent questions regarding the qualifications of each of the potential financial advisors and considered the relative qualifications of the potential financial advisors with respect to each advisor’s reputation in the marketplace and experience with strategic transactions involving the software and education industries. In light of these considerations, its reputation in the marketplace, its experience in negotiating similar strategic transactions and its familiarity with the software and education industries, the Instructure Board determined that J.P. Morgan should serve as its exclusive financial advisor in connection with any potential strategic transaction, subject to the review of engagement letter terms from J.P. Morgan.

14.

On January 20, 2019, the Instructure Board reviewed the proposed final terms of engagement with J.P. Morgan, and formally approved the engagement of J.P. Morgan as Instructure’s financial advisor via unanimous written consent.

On January 21, 2019, Sponsor A visited Instructure’s headquarters and met with members of Instructure senior management to discuss Instructure’s business model and strategy, and Instructure provided Sponsor A with preliminary due diligence information about its business. On that same day, at the direction of the Instructure Board, members of Instructure senior management met with J.P. Morgan to discuss the proposal by Sponsor A.

On January 22, 2019, the Instructure Board held a telephonic meeting with members of Instructure senior management, representatives of J.P. Morgan and representatives of Cooley LLP (“Cooley”), Instructure’s general outside legal counsel who from time to time has advised Instructure on a number of matters, including preceding its initial public offering. Representatives of Cooley advised the Instructure Board and members of Instructure senior management with respect to fiduciary duties attendant to addressing inbound inquiries and any strategic transaction process, should such activity materialize. Representatives of Cooley met separately with the Instructure Board in executive session (without members of Instructure senior management) to discuss the proposal by Sponsor A. The Instructure Board then discussed the utilization of a strategic transaction committee (the “Advisory Committee”), in order to ensure that the Instructure Board could appropriately evaluate, oversee and manage a strategic transaction process if one resulted specifically from the interest of Sponsor A. At the conclusion of this discussion, the Instructure Board established the Advisory Committee and designated Mr. Coates and William M. Conroy as members of the Advisory Committee due to their experience with strategic transactions, existing roles on the Instructure Board, and willingness to serve on the Advisory Committee. The Instructure Board delegated to the Advisory Committee the authority to evaluate and make recommendations to the Instructure Board regarding any indications of interest, to review, and to advise and oversee Instructure senior management in the review and negotiation of any strategic alternatives, noting that such utilization was for convenience only and not to address any conflicts of interest. In addition, the Instructure Board authorized Instructure senior management to continue having discussions with Sponsor A to explore Sponsor A’s interest in pursuing a strategic transaction with Instructure.

On January 24, 2019, a financial sponsor (“Sponsor B”) requested that a member of the Instructure Board introduce Sponsor B to the management team of Instructure.

On January 26, 2019, Sponsor A provided an updated non-binding, written proposal to acquire Instructure for $49.00 to $51.00 per share, assuming a fully diluted share count of approximately 37.67 million shares of Instructure common stock.

On January 29, 2019, Instructure and Sponsor A entered into a confidentiality agreement to enable further due diligence discussions with respect to Sponsor A’s proposal. The confidentiality agreement contained standstill provisions, including a provision prohibiting Sponsor A from, publicly or privately, requesting a waiver of the standstill (however, the standstill provision still allowed Sponsor A to privately and confidentially approach Instructure senior management, the Instructure Board or J.P. Morgan at any time to make acquisition proposals). In addition, all of the other confidentiality agreements with potential transaction counterparties referred to in this section of the proxy statement contained standstill provisions with such terms.

On January 30, 2019, the Instructure Board held a telephonic meeting with members of Instructure senior management, representatives of J.P. Morgan and representatives of Cooley to discuss the proposal by Sponsor A and the recommendation of the Advisory Committee that such proposal was not a sufficiently compelling offer to cause Instructure to depart from its strategic plan and was unlikely to be consummated at the proposed price, because of the incomplete state of its diligence, the fact that Sponsor A had reduced its proposal from $53.00-$55.00 per share to $49.00-$51.00 per share, and Sponsor A had requested a twenty-five day period of exclusivity without confirming the exact price of its offer and its ability to complete due diligence and consummate a transaction in that time frame, highlighting, in the Advisory Committee’s view, the uncertain

15.

nature of the proposal and the possibility of further adverse changes to the proposal, during the requested exclusivity period. Representatives of J.P. Morgan and Cooley reviewed the proposal by Sponsor A and the status of discussions to date. Members of the Instructure Board engaged in active discussion regarding the proposal by Sponsor A, including whether such transaction would be in the best interests of the stockholders of Instructure; the merits and risks of soliciting proposals from third parties regarding a strategic transaction; and how the timing of a strategic transaction would fit within Instructure’s long-term strategy. Following such discussion, the Instructure Board also concluded that it would not move forward with Sponsor A’s proposal or contact any additional financial sponsors regarding a potential strategic transaction at such time, and disbanded the Advisory Committee. The Instructure Board also discussed certain guidelines that should be followed if Instructure received further inbound interest from any person, including Sponsor A or Sponsor B. In this regard, the Instructure Board determined that members of the Instructure Board or management who are contacted by an interested party should inform them that Instructure was not actively pursuing a strategic transaction at such time but that it remained open to having a dialogue. Moreover, if an interested party wanted to pursue a dialogue, the Instructure Board also directed management to have such person enter into a customary confidentiality agreement for a transaction to the extent management determined such course of action was advisable. Following the meeting, at the direction of the Instructure Board, J.P. Morgan advised Sponsor A that Instructure would not be moving forward with a strategic transaction with Sponsor A at such time.

On January 31, 2019, Sponsor B contacted Mr. Goldsmith to express interest in exploring a strategic transaction. Further to the instructions of the Instructure Board regarding how communications with respect to third parties that expressed an interest in a potential strategic transaction should be conducted, Mr. Goldsmith informed Sponsor B that Instructure would be open to continuing a dialogue, but that Instructure was not actively pursuing a strategic transaction at such time. Such message was also conveyed to the other potential transaction counterparties mentioned below that contacted Instructure prior to the formation of the Transaction Committee.

On April 11, 2019, representatives of a new financial sponsor (“Sponsor C”) reached out to Mr. Goldsmith for a preliminary call and to express interest in learning more about Instructure’s strategic plan and its positioning in the higher education market. Mr. Goldsmith subsequently reported this communication to the Instructure Board and, at the direction of the Instructure Board, had such preliminary discussion with Sponsor C that same day.

On April 15, 2019, Praesidium Investment Management Co LLC (“Praesidium”) filed a Schedule 13D disclosing a 5.0% ownership interest in Instructure common stock and that Praesidium intended to engage in discussions with Instructure concerning potential business combinations and dispositions involving Instructure or certain of its businesses. Members of the Instructure Board, including Mr. Coates and Lloyd G. Waterhouse, engaged in a dialogue with Praesidium regarding its views of Instructure, and discussed their communications with Praesidium and considerations with respect to how Instructure would proactively communicate with its stockholders. Consistent with Instructure’s regular engagement with its stockholders, from time to time after April 15, 2019 Instructure engaged in discussions and other communications with Praesidium about Praesidium’s views of Instructure’s strategic opportunities and value.

On April 16, 2019, at the request of a new financial sponsor (“Sponsor D”), a member of the Instructure Board provided a representative of Sponsor D with an introduction to Mr. Goldsmith via email, and Mr. Goldsmith subsequently had a preliminary discussion with such representative of Sponsor D. Mr. Goldsmith subsequently reported this discussion to the Instructure Board that same day.

On June 12, 2019, Mr. Goldsmith received a call from a representative of Thoma Bravo to discuss Thoma Bravo’s interest in pursuing a strategic transaction with Instructure. Mr. Goldsmith subsequently reported this discussion to the Instructure Board that same day.

On June 18, 2019, Instructure entered into a confidentiality agreement with Thoma Bravo.

On June 24, 2019, representatives of Sponsor C contacted Mr. Goldsmith to reiterate their interest in Instructure.

16.

On June 25, 2019, each of Sponsor B, Sponsor C and a new financial sponsor who was introduced by a member of the Instructure Board (“Sponsor E”) entered into a confidentiality agreement with Instructure. On that same day, Mr. Goldsmith provided an update to the Instructure Board regarding the interest of potential counterparties.

During the next several weeks, at the direction of the Instructure Board, Mr. Goldsmith and members of Instructure senior management engaged in calls and discussions with each of Sponsor C, Thoma Bravo and Sponsor E regarding the interests of such parties in pursuing a strategic transaction with Instructure and the initial due diligence inquiries of such parties.

On July 17, 2019, the Instructure Board held a telephonic meeting with representatives of J.P. Morgan. The Instructure Board then discussed establishing a strategic actions committee (the “Strategic Actions Committee”), in order to evaluate Instructure’s business model and strategic options, including: the capital requirements of Instructure; the operations of the Bridge segment and possible changes to increase its profitability and/or effect the separation of such segment; acquisitions of other businesses; extending and building commercial relationships with other parties in the education market; possible mergers of combinations with other businesses; leveraged recapitalization transactions; private placements of debt or equity securities, including to finance possible acquisitions; acceleration of the growth and scope of the education segment; the possible sale of Instructure; and certain other potential cost-savings initiatives. Following extensive discussion by the Instructure Board about these potential courses of action, the Instructure Board determined to evaluate such opportunities further by establishing the Strategic Actions Committee and designated Mr. Goldsmith, Mr. Thompson and Mr. Waterhouse as members of the Strategic Actions Committee due to their experience with strategic transactions, existing roles on the Instructure Board, and willingness to serve on the Strategic Actions Committee. In designating the members of the Strategic Actions Committee, the Instructure Board considered Mr. Goldsmith’s role as Chief Executive Officer of Instructure and his integral role in developing and executing Instructure’s long term strategy; Mr. Waterhouse’s role as an independent director, his prior service as the Chief Executive Officer of McGraw-Hill Education from 2012 to 2014, and his unique perspective in the educational space; and Mr. Thompson’s role as an independent director, his role and experience as the Chief Executive Officer of SolarWinds Inc., a public company that was acquired by a private-equity consortium led by Silver Lake Group L.L.C. (“Silver Lake”) and Thoma Bravo in 2016, his current role as the Chief Executive Officer and a director of SolarWinds Corporation, a publicly traded company that is controlled by affiliates of Silver Lake and Thoma Bravo, and his experience in negotiating merger and acquisition transactions. The Instructure Board delegated to the Strategic Actions Committee the authority to evaluate and make recommendations to the Instructure Board regarding the development of any strategic initiatives or proposals, to review, and to advise and oversee Instructure senior management in the review and negotiation of any strategic alternatives, noting that such utilization was for convenience only and not to address any conflicts of interest. In addition, the Instructure Board instructed the Strategic Actions Committee to continue discussions with financial sponsors, with an objective of building relationships with such parties and to understand how such parties viewed Instructure and its model, and not with any specific aim or objective of pursuing a strategic transaction. The Instructure Board further directed Matthew Kaminer, the Chief Legal Officer and Secretary of Instructure, to maintain a log of all communications with parties that contacted Instructure in connection with a strategic transaction, and to make such log available to the Instructure Board and its advisors. The Instructure Board instructed the Strategic Actions Committee to consider all alternatives available to Instructure in order to maximize value for stockholders.

On July 24, 2019, the Strategic Actions Committee held a telephonic meeting with Instructure senior management and reviewed the various meetings requested by Sponsor B, Sponsor C, Sponsor E and Thoma Bravo, and directed Instructure senior management to engage in further discussions with these parties to more fully gauge the interests and commitment of each party with respect to a possible strategic transaction, including by re-initiating a dialogue with Sponsor A, and to report back to the Strategic Actions Committee such parties’ interests in a potential transaction. During August 2019, Mr. Goldsmith, Steve Kaminsky, Chief Financial Officer of Instructure, and Mr. Kaminer had calls and/or meetings with representatives of each Sponsor A, Sponsor B, Sponsor C, Sponsor E and Thoma Bravo, during which Instructure senior management provided an update

17.

regarding Instructure’s business. In addition to the discussions regarding the financial sponsors, the Strategic Actions Committee also discussed other potential opportunities, including a potential private investment to fund potential transactions, potential merger and acquisitions targets and potential strategic transactions involving Bridge.

On August 2, 2019, J.P. Morgan and Instructure entered into an amended and restated engagement letter, which the Instructure Board had previously reviewed and approved on July 17, 2019. The amended and restated engagement letter was substantially the same as the prior engagement letter, except that it contemplated the potential additional engagement of J.P. Morgan for potential activist defense and provided for an increase in the transaction fee payable to J.P. Morgan in connection with the Transactions if Instructure actually engaged J.P. Morgan for activist defense. No such additional engagement materialized.

On August 26, 2019, Sponsor D entered into a confidentiality agreement with Instructure.

On September 4, 2019, the Strategic Actions Committee had a telephonic meeting, and Mr. Goldsmith provided an update regarding its discussions with the representatives of the financial sponsors who had expressed an interest in pursuing a strategic transaction. The Strategic Actions Committee directed Instructure senior management to continue to engage in preliminary discussions with financial sponsors. At this meeting, the Strategic Actions Committee also continued its ongoing review and evaluation of other strategic alternatives.

Over the next several weeks, Instructure senior management met with representatives of Sponsor D and Sponsor E to address their respective diligence inquiries and Instructure’s financial performance and plan.

On September 23, 2019, the Instructure Board met in person, together with members of Instructure senior management and representatives of J.P. Morgan and Cooley, to review business strategy, messaging and approach with respect to the third quarter earnings call scheduled to take place on October 28, 2019, market messaging and approach and a financial plan update. At this meeting, the Board assessed the current performance of Instructure, the financial forecast and strategic plans, the possibility of additional acquisitions and divestiture of the Bridge business. In connection with the discussion of the current performance of Instructure, the Instructure Board considered Instructure’s internal operating plan and long-term financial plan, as presented by members of Instructure senior management, and the considerations related thereto. The Instructure Board directed Instructure senior management to share selected portions of the financial plan and strategy at an analyst day meeting with analysts and investors in early December, to further explain the evolution of Instructure’s model which would focus on the education space. At the direction of the Instructure Board, Mr. Waterhouse provided an update on communications with stockholders who sought to provide their views concerning Instructure’s strategic plans, governance and capital structure. Mr. Waterhouse informed the Instructure Board that the stockholder outreach effort included a significant stockholder that entered into a customary non-disclosure agreement, as Instructure sought to understand a fully informed perspective of stockholder who had the benefit of reviewing the plans and strategy of Instructure. Mr. Goldsmith provided details on the financial performance of Bridge; the position of Bridge within the employment development category and what would need to happen for Bridge to be successful moving forward. The Instructure Board then solicited the views of Mr. Goldsmith and members of Instructure senior management to better understand the challenges of separating the Bridge business, to provide additional context regarding when and how the Bridge business could operate as a standalone business and the timing and capital investments that would be required to facilitate such a separation. Following such presentations, the Instructure Board discussed the timeline for Instructure to achieve profitability, an education focused strategy, cost-realignment plans, and changes that would need to be implemented for Instructure to achieve status as a “Rule of 40” software company with a combined growth rate and profit margin of at least 40%. Despite the execution risk of successfully implementing these plans while reporting financial performance and providing earnings guidance on a quarterly basis, the Instructure Board expressed a preference for Instructure to remain a public company, absent a compelling proposal.

18.

On that same day, Mr. Goldsmith and a representative of Sponsor D had a call during which Sponsor D expressed interest in making a private investment in Instructure. Mr. Goldsmith subsequently shared such contact with the Instructure Board that same day. Instructure senior management and representatives of Sponsor D discussed such possible investment and the due diligence inquiries of Sponsor D over the course of the next week.

On September 30, 2019 and October 1, 2019, Mr. Goldsmith provided updates to the financial sponsors who had expressed interest in an ongoing dialogue regarding Instructure’s business. During this same time period, Instructure provided due diligence materials to Thoma Bravo, Sponsor C and Sponsor D in connection with such financial sponsors’ due diligence investigations.

On October 3, 2019, the Strategic Actions Committee, Mr. Coates and members of Instructure senior management met to discuss various options available to Instructure to enhance stockholder value. These considerations included Instructure’s continued operation as a standalone company, the proposal of Sponsor D for a private investment transaction which could finance further acquisitions and/or other initiatives identified by Sponsor D, a review of discussions to date with the other financial sponsors, and potential strategic transactions involving Bridge. During the course of the discussions involving Bridge, senior management provided the feedback that they had received from J.P. Morgan and other potential financial advisors regarding the receptiveness of financial sponsors and strategic parties to a transaction involving Bridge. In addition, during the course of these discussions, the Strategic Actions Committee considered whether to run a public process for the sale of Instructure. In order to assist the Strategic Actions Committee with that determination, the Strategic Actions Committee determined to conduct a limited market check with potentially interested parties. However, in order to allow Instructure’s management to focus on operating the business without undue interference and distraction from a process, the Strategic Actions Committee carefully considered whom it should contact. After identifying the list of counterparties to contact, which included the financial sponsors that had entered into a confidentiality agreement, the Strategic Actions Committee authorized senior management to engage in such discussions. The Strategic Actions Committee acknowledged that if such market check provided bona fide, actionable indications of interest and the Instructure Board decided to formally pursue strategic alternatives, then a broader process could be conducted in order to maximize stockholder value.

On October 18, 2019, Mr. Goldsmith and Mr. Kaminer had calls with representatives of Thoma Bravo and Sponsor C, during which Mr. Goldsmith provided Thoma Bravo and Sponsor C with an update regarding Instructure’s business.

On October 22, 2019, the Instructure Board held a meeting with members of Instructure senior management to review Instructure’s operating model, execution of its financial plan and any strategic proposals received to date. At the outset of the meeting, the Instructure Board met in executive session without management to discuss if the Instructure Board should disband the Strategic Actions Committee, which had been tasked with considering and evaluating a broad range of strategic alternatives and form a committee with a focus on evaluating the potential for a strategic transaction. The Instructure Board discussed the potential strategic alternatives available to it, including, based on the evaluations of the Strategic Actions Committee and feedback and information it had from stockholders and potentially interested parties over the course of the year. Based on the Instructure Board’s belief that exploring a potential strategic acquisition of Instructure would be in the best of interests of stockholders—including as a result of the risks identified in the section entitled “Item 4. The Solicitation or Recommendation Instructure’s Reasons for the Offer and the Merger”—the Instructure Board decided to establish a strategic transaction committee (the “Transaction Committee”) and disband the Strategic Actions Committee. The Instructure Board then turned to the composition of the Transaction Committee. The Instructure Board reached the consensus that it would be important, for a variety of reasons, including the distraction that could result from senior management’s time being spent evaluating potential transactions and the desire to keep interested parties from discussing terms of employment with such persons, for the Transaction Committee to have only non-executive directors serve on it. The Instructure Board also considered whether Mr. Waterhouse, the lead independent director of Instructure, should serve on the Transaction Committee. In this regard, the Instructure Board noted the importance of

19.

Mr. Waterhouse’s on-going regular communications with Instructure’s stockholders and did not want his service on the Transaction Committee to impede his ability to continue to engage in those communications. Accordingly, the Instructure Board requested that Mr. Waterhouse participate, on a non-member basis, in the activities of the Transaction Committee and provide feedback to the Transaction Committee with respect to matters considered by the committee on a regular and as-needed basis. Following these and other discussions about the composition of the Transaction Committee, the Instructure Board designated Mr. Coates and Mr. Thompson as members of the Transaction Committee due to their experience with strategic transactions, existing roles on the Instructure Board, knowledge of Instructure’s business and financial position and willingness to serve on the Transaction Committee. In designating the members of the Transaction Committee, the Instructure Board considered Mr. Thompson’s role as the Chief Executive Officer of SolarWinds Corporation, a publicly traded company that is controlled by affiliates of Silver Lake and Thoma Bravo. The Instructure Board discussed the fact that Silver Lake or Thoma Bravo could be interested in pursuing a strategic acquisition transaction with Instructure and that Instructure had entered into a confidentiality agreement and provided due diligence materials to Thoma Bravo, but concluded that Mr. Thompson’s experience and expertise significantly outweighed the risk of any potential conflict, particularly in light of the number of financial sponsors that Instructure has engaged with to date, the ability of the Instructure Board to identify and canvas interest from other financial sponsors, the fact that under Delaware law, if the Instructure Board decided to abandon its long-term strategy and sell Instructure, the Instructure Board would be required to accept the highest offer from a financial point of view without regard to the identity of the person making the offer, and the Instructure Board’s ultimate control over the process and decision-making authority with respect to whether Instructure would remain a standalone operating company or engage in a strategic acquisition transaction. In addition, the Instructure Board delegated to the Transaction Committee the authority to evaluate and make recommendations to the Instructure Board regarding the development of any indications of interest, to review, and to advise and oversee Instructure senior management in the review and negotiation of any strategic transactions, subject to the review and consideration of any such strategic transaction by the entire Instructure Board. The Instructure Board further noted that such committee was established and would be utilized to ensure that such strategic transaction process would be run as efficiently as practicable and in a manner that, consistent with the fiduciary duties of the Instructure Board, would maximize stockholder value and not to address any conflicts of interest. In particular, the Instructure Board determined that the strategic transaction process would include all parties that previously expressed interest in a strategic transaction during the past twelve months and strategic parties, regardless of the positioning of such parties with respect to any particular business strategy, management construct or commercial posture, and further emphasized that strategic parties be afforded sufficient time to submit credible proposals. After management joined the meeting, the Instructure Board instructed Instructure management that negotiations with parties interested in the strategic process, including matters as to process and price, would be conducted by the Transaction Committee and the company’s advisors, and further instructed the management team to limit their conversations with such parties to due diligence matters and not to have any discussions or enter into any arrangements with respect to employment matters with any parties involved in the strategic process.

On October 23, 2019, the Transaction Committee met with Mr. Kaminer and representatives of J.P. Morgan and Cooley, and reviewed potential participants deemed most likely to actively participate in any strategic discussion, including both strategic parties and financial sponsors. With the assistance of representatives of J.P. Morgan, the Transaction Committee considered various approaches to the process. Cooley advised the Transaction Committee with respect to the fiduciary duties of the Instructure Board in connection with such activities. J.P. Morgan also provided an overview of a potential timeline and strategic process outline if the Instructure Board decided to move forward with strategic discussions with these or other parties. The Instructure Board, in consultation with J.P. Morgan, segmented such parties into tiers based on, among other relevant factors (i) strategic rationale for a transaction, (ii) historical interest in Instructure, (iii) ability and track record of financing similarly sized transactions and (iv) track record of acquiring software as a service or education technology companies, in order to sequence engagement with such parties and implement a process that would maximize value for stockholders. The Transaction Committee concluded that it was an appropriate time to engage with the parties who were viewed as “tier 1” parties which included the seven financial sponsors that had expressed interest in a strategic

20.

transaction with Instructure to date and an additional four strategic parties. The Transaction Committee instructed J.P. Morgan to promptly contact such parties.

Over the next several days, at the direction of the Instructure Board, J.P. Morgan made outbound inquiries to the eleven parties who were viewed as “tier 1” parties, including Sponsor A, Sponsor B, Sponsor C, Sponsor D, Sponsor E, Thoma Bravo, a financial sponsor that had indicated an interest in a possible strategic transaction with Instructure in 2018 (“Sponsor F”), a strategic party who had an existing commercial relationship with Instructure (“Industry Participant G”), a strategic party that had been engaged in on-going discussions with Instructure since July 2019 regarding commercial arrangements, including a possible partnership arrangement (“Industry Participant H”), and two new strategic parties (“Industry Participant I”) and (“Industry Participant J”). At the direction of the Transaction Committee, J.P. Morgan requested that the seven financial sponsors that had been involved in the process to date provide an indication of interest prior to the previously scheduled November 1, 2019 meeting of the Instructure Board, including an indicative price for a strategic transaction. In its communications with the strategic parties, the Transaction Committee directed J.P. Morgan to request such parties provide feedback regarding their level of interest as promptly as possible, given their internal processes, without setting any specific time restraints, and further indicated to such strategic parties that if there was bona fide interest, then such party would be provided with an appropriate amount of time to submit a proposal. Starting on October 24, 2019, Instructure senior management provided each of the “tier 1” parties who had executed a confidentiality agreement with more detail confidential information about Instructure’s business and financial performance, and then subsequently provided such materials to Industry Participant H on October 26, 2019.

During the course of October 25, 2019 and October 26, 2019, Mr. Goldsmith, Mr. Kaminer and Mr. Kaminsky and representatives of J.P. Morgan had due diligence calls with representatives of each of Sponsor A, Sponsor C, Sponsor D, Sponsor E and Thoma Bravo.

On October 28, 2019, Instructure conducted its previously scheduled third quarter earnings call. During this call, Mr. Goldsmith provided an update regarding the performance of the Canvas education segment, a shift in approach on stock based compensation to limit overall share growth count, and the decision to consolidate the focus of Instructure within the education space and to reorganize and operate Bridge independently from the education business. Mr. Goldsmith further notified stockholders that Instructure planned to provide details on its strategic plan during the analyst day planned for December 3, 2019, including a number of value creation initiatives, financial status and goals with clear milestones and target dates specifically focused on profitability and growth for Canvas, Bridge and Instructure overall. As is customary for a public company, no comments were made in respect of any specific potential strategic transaction during the course of the earnings call.

Later that same day, Mr. Goldsmith had separate calls with a representative of each of Sponsor A, Sponsor C, Sponsor D, Industry Participant H and Thoma Bravo, and updated each such representative on the announcement on the earnings call that Mr. Kaminsky would retire in 2020 after nearly eight years of service.

On that same day, J.P. Morgan received an inbound inquiry from a new financial sponsor (“Sponsor K”).

On October 29, 2019, Sponsor F entered into a confidentiality agreement with Instructure and representatives of J.P. Morgan had discussions with Industry Participant H about a potential strategic transaction with Instructure. On the same day, the Transaction Committee met with Mr. Goldsmith, Mr. Kaminer and representatives of J.P. Morgan and Cooley to discuss the status of the various participants in the strategic process and the information that had been provided to each such participant.

On October 30, 2019, Instructure senior management had follow-up meetings with representatives of Sponsor A, Sponsor C and Industry Participant H to discuss due diligence and the third quarter earnings conference call that occurred on October 28, 2019. On the same day, representatives of J.P. Morgan also had a further discussion with Industry Participant H regarding its due diligence investigation of Instructure.

21.

On October 31, 2019, Industry Participant H entered into a confidentiality agreement with Instructure. Later that day, (i) Sponsor B and Sponsor D informed representatives of Instructure that they had determined not to submit a written proposal, (ii) Thoma Bravo submitted a written proposal to acquire Instructure for $50.00 per share, (iii) Sponsor E submitted a written proposal to acquire Instructure in the range of $48.00 to $51.50 per share, (iv) Sponsor C submitted a written proposal to acquire Instructure in the range of $49.00 to $51.00 per share, (v) Sponsor A submitted a written proposal to acquire Instructure in the range of $45.00 to $47.00 per share, and (vi) representatives of an investment bank engaged by Industry Participant H verbally communicated to representatives of J.P. Morgan that Industry Participant H may be interested in a potential transaction in the range of $54.00 to $57.00 per share (subject to further internal approvals of Industry Participant H), but thereafter Industry Participant H never submitted a formal proposal. On the same day, the Transaction Committee met to review and assess the written proposals received to date with Mr. Kaminer and representatives of J.P. Morgan and Cooley. Representatives of J.P. Morgan discussed the terms of the proposal with the Transaction Committee. The Transaction Committee further discussed the potential timeline for soliciting final bids and executing definitive documentation, taking into account that each of Thoma Bravo, Sponsor A, Sponsor C and Sponsor E had indicated in their respective indication of interest letters that such party was prepared to promptly enter into definitive documentation with respect to the strategic transaction. The Transaction Committee instructed J.P. Morgan to discuss a timeline with each of the parties culminating in final bids and signed acquisition agreements towards the end of November.

On that same day, Reuters published an article (without Instructure’s input or comment) that stated that activist investor Sachem Head Capital Management had accumulated a position in Instructure common stock and wanted Instructure to pursue a full sale process.

On November 1, 2019, the Instructure Board held a meeting with members of Instructure senior management and representatives of J.P. Morgan. Representatives of J.P. Morgan reviewed the proposals and the strategic process to date. Following this discussion, the Instructure Board discussed with Instructure senior management aspects of the long-term financial plan and projections prepared by Instructure management, including the fact that such projections would, (i) rely only upon future financial performance of the Instructure Canvas segment, and would include future financial performance of the Bridge segment separately because such separation was under active consideration, rather than present such presentations on a basis both with and without Bridge and (ii) include an increase in operating expenses starting in January 2020 attributable to Instructure’s recent modifications of its stock-based compensation policies that would increase the proportion of base compensation that would be paid in the form of cash and reduce the dilutive effect of further stock grants, which increase did not affect Instructure’s valuation in the discounted cash flow analysis. Instructure senior management also discussed with the Instructure Board the fact that Instructure’s total revenue was estimated to be $258 million, which was in-line with the estimate included in Instructure’s earnings release furnished on a Form 8-K on October 8, 2019, but excluded the future financial performance of the Bridge segment. Following the discussion of those projections, the Instructure Board determined that such long-term financial plans and projections, in the opinion of the Instructure Board, the most current and predictive forecasts of the future financial performance of Instructure (for more information regarding these projections, see the section titled “Projected Financial Information”). The Instructure Board then directed J.P. Morgan to use such projections for any related financial analysis, and instructed J.P. Morgan to share a subset of those projections with Thoma Bravo, Sponsor C and other parties as appropriate. Also at this meeting, at the request of the Instructure Board, J.P. Morgan provided a preliminary overview of the financial analyses that would be useful to the Instructure Board in assessing the relative proposals to date. After the Instructure Board engaged in active discussions with members of Instructure senior management, the Instructure Board met in executive session (without members of Instructure senior management or J.P. Morgan). The Instructure Board in executive session discussed whether to publicly announce a strategic process or whether to limit discussions to those financial sponsors and strategic parties that proactively requested discussions with Instructure and had engaged in preliminary due diligence. Members of Instructure senior management then rejoined the Instructure Board, and discussed next steps in the strategic discussions. Representatives of J.P. Morgan then rejoined the Instructure Board, and discussed the strategic process. The Instructure Board instructed representatives of Cooley to prepare a proposed form acquisition agreement to be used in connection

22.

with a transaction. The Instructure Board discussed expanding the outreach and instructed J.P. Morgan to work with the Transaction Committee to solicit indications of interest from an additional set of parties which were viewed as “tier 2” parties (i.e., parties less likely, for a variety of reasons, to have the strategic interest, resources, commitment or ability to enter into in a strategic transaction, relative to the “tier 1” parties).

During the first week of November 2019, each of Sponsor A, Sponsor F and Industry Participant G informed representatives of J.P. Morgan that such party had declined to further pursue a strategic transaction with Instructure. In declining to pursue the transaction, Sponsor A indicated concerns about booking growth trajectory, the likelihood of profit margin expansion and the pace at which strategic changes and cost reductions could be implemented.

On November 5, 2019, the Transaction Committee met with Mr. Goldsmith, Mr. Kaminer and representatives of J.P. Morgan to review and assess the strategic process to date, as well as to review potential participants in the “tier 2” outreach. At such meeting, the Transaction Committee determined to contact eight additional “tier 2” strategic parties and instructed J.P. Morgan to promptly contact such parties.

On November 6, 2019, at the direction of the Transaction Committee, J.P. Morgan made outbound inquiries with respect to the eight “tier 2” parties including, a strategic party and its related financial sponsors (collectively, “Industry Participant L”) and seven other strategic parties (“Industry Participant M”, “Industry Participant N” and “Industry Participant O”, “Industry Participant P”, “Industry Participant Q”, “Industry Participant R” and “Industry Participant S” respectively). Each of these strategic parties subsequently declined to further pursue a strategic transaction.

Also on November 6, 2019, Bloomberg published an article (without Instructure’s input or comment) reporting that activist investor Praesidium had advocated that Instructure seek a sale transaction and that Praesidium had shared with Instructure management a list of strategic parties and financial sponsors that Praesidium believed might be interested in Instructure’s learning management platform.

On November 7, 2019, the Transaction Committee met with Mr. Goldsmith, Mr. Kaminer and representatives of J.P. Morgan to discuss a timeline and workplan for the financial sponsors and strategic parties engaged in strategic discussions with Instructure. In considering such workplan and outreach efforts, the Transaction Committee also considered the lists of prospective transaction parties which had been identified by Praesidium. Instructure senior management and representatives continued to respond to due diligence inquiries of the parties interested in pursuing a strategic transaction with Instructure, and provided further financial information with respect to Instructure’s current financial plan and potential cost savings initiatives.

Members of Instructure senior management and representatives of J.P. Morgan held a series of in person meeting in Salt Lake City with representatives of Sponsor C on November 11, 2019, Thoma Bravo on November 12, 2019 and Sponsor E on November 13, 2019. At these separate meetings with these financial sponsors, members of Instructure senior management and representatives of J.P. Morgan addressed a number of topics including Instructure’s business model and financial forecast and business strategy, and diligence inquiries raised by the respective financial sponsors at such meetings. The financial forecast presented to those parties included versions including Bridge and its contribution, and on a basis excluding Bridge.

On November 10, 2019, Sponsor K entered into a confidentiality agreement with Instructure.

On November 12, 2019, Industry Participant H declined to further pursue a strategic transaction with Instructure, referencing concerns about the strategic rationale for such a transaction and how a combination with Instructure would be viewed by its stockholders.

Also on November 13, 2019, Bloomberg published an additional article (without Instructure’s input or comment) reporting that Instructure was exploring strategic options including a sale following pressure from activist investors, and that a number of private equity firms were weighing bids for Instructure.

23.

On November 14, 2019, prior to the opening of market trading, given the number of public reports regarding the strategic transaction process and requests for comment by Instructure to address these market rumors, Instructure decided to publicly announce that in response to interest received from multiple third parties, the Instructure Board, supported by Instructure senior management, had commenced a process to explore strategic alternatives in order to maximize stockholder value and had canceled the previously scheduled financial analyst day on December 3, 2019 to allow Instructure senior management and the Instructure Board to explore such strategic alternatives for Instructure.

On that same day, Instructure received inbound inquiries from three new financial sponsors (“Sponsor T”, “Sponsor U” and “Sponsor V”).

On November 15, 2019, representatives of J.P. Morgan provided a draft acquisition agreement to representatives of Thoma Bravo, Sponsor C and Sponsor E. The draft acquisition agreement contemplated (i) a customary 40-day “go-shop” period for Instructure to solicit and consider superior proposals with a related 1.25% termination fee; (ii) a 2.5% termination fee for a superior proposal accepted after the go-shop period; (iii) a 7% termination fee payable by the acquirer if it fails to consummate the transaction under certain circumstances; (iv) a customary reasonable best efforts covenant from both parties to secure regulatory approval of the transaction with a “hell or high water” required divestiture provision; and (v) other customary terms for a strategic transaction of this nature.

On that same day, Instructure received an inbound inquiry from a new financial sponsor (“Sponsor W”).

Also on November 15, 2019, Sponsor V declined to further pursue a strategic transaction with Instructure.

On November 18, 2019, the Transaction Committee had a call with Mr. Kaminer and representatives of J.P. Morgan and Cooley, during which J.P. Morgan reviewed the strategic process to date. Attendees discussed additional financial sponsor and strategic parties that may be interested in participating in a strategic discussion to target with outbound inquiries, and the Transaction Committee instructed J.P. Morgan to further extend the outreach in the strategic transaction process to include parties which were viewed as “tier 3” parties (i.e., parties less likely, for a variety of reasons, to have the strategic interest, resources, commitment or ability to enter into in a strategic transaction, relative to the “tier 1” and “tier 2” parties ) given that Instructure had publicly confirmed that Instructure was in the process of considering strategic alternatives. The “tier 3” parties included substantially all of the remaining parties who had not already been contacted as part of the strategic transaction process that were suggested by several of Instructure’s larger shareholders. The Transaction Committee determined to contact ten additional “tier 3” parties and instructed J.P. Morgan to promptly contact such parties including three new strategic parties and, if applicable, their respective financial sponsors (“Industry Participant X”, “Industry Participant Y” and “Industry Participant Z”) and seven new financial sponsors (“Sponsor AA”, “Sponsor BB”, “Sponsor CC”, “Sponsor DD”, “Sponsor DE” “Sponsor FF” and “Sponsor GG”). The Transaction Committee further instructed J.P. Morgan to coordinate with parties submitting inbound indications of interests in a manner that would facilitate the involvement of parties with a bona fide interest in a strategic transaction and minimize distraction to Instructure and its management.

On that same day, Instructure received an inbound inquiry from a new financial sponsor (“Sponsor HH”) and entered into a confidentiality agreement with Industry Participant L.

On November 19, 2019, Mr. Goldsmith, Mr. Kaminer, Mitch Benson and representatives of J.P. Morgan met with representatives of Sponsor C in San Francisco, California, and discussed Instructure’s business model, estimated cost savings from Instructure no longer being a public company and strategy for operating the business on a going forward basis.

On that same day, Sponsor T entered into a confidentiality agreement with Instructure and Instructure received inbound inquiries from two additional financial sponsors (“Sponsor II” and “Sponsor JJ”, respectively).

24.

On November 20, 2019, Mr. Goldsmith, Mr. Kaminer and Mr. Benson and representatives of J.P. Morgan had meetings in San Francisco with Sponsor E and Thoma Bravo. Members of Instructure senior management and representatives of J.P. Morgan met telephonically with Sponsor K on November 20, 2019, and had discussions with Industry Participant L on November 22, 2019. In each of these meetings, the relevant parties discussed Instructure’s business model, estimated cost savings from Instructure no longer being a public company and its strategy for operating the business on a going forward basis.

On that same day, Sponsor II and Sponsor JJ declined to further pursue a strategic transaction with Instructure.

On November 21, 2019, Sponsor T declined to further pursue a strategic transaction with Instructure. On the same day, each of Sponsor U and Sponsor HH entered into a confidentiality agreement with Instructure.

On November 22, 2019, representatives of Kirkland & Ellis LLP (“Kirkland &Ellis”), outside counsel to Thoma Bravo, sent representatives of Cooley revised drafts of the Instructure draft acquisition agreement and other transaction documents, including an equity commitment letter. The revised acquisition agreement contained certain key differences from the Instructure form draft acquisition agreement, including (i) a requirement that directors and officers and other stockholders holding more than 7% of the issued and outstanding Instructure common stock sign a customary voting agreement to vote such individual’s shares of Instructure common stock in favor of the merger concurrently with the execution of the acquisition agreement; and (ii) a non-solicitation period (or “no-shop” period) commencing from the date of the execution of the agreement, without any “go-shop” period.

Over the next several days, members of Instructure management had calls with representatives of Sponsor C and Thoma Bravo, to discuss outstanding financial due diligence inquiries, including possible changes to Instructure’s cost structure, both with respect to estimated cost savings from Instructure no longer being a public company and broader changes to its operating costs; new bookings profile, as well as the views and plans of Sponsor C and Thoma Bravo with respect to such matters.

On November 22, 2019, Industry Participant I and Industry Participant J each declined to further pursue a strategic transaction.

On November 23, 2019, at the direction of the Transaction Committee, J.P. Morgan provided each of Sponsor C, Sponsor E and Thoma Bravo with updated financial information, including the projections prepared by Instructure management as discussed at the November 1, 2019 Instructure Board meeting, as well as information with respect to potential operating expense reduction opportunities in response to each Sponsor’s inquiries.

On November 25, 2019, Sponsor W entered into a confidentiality agreement with Instructure and Instructure received an inbound inquiry from a new industry participant (“Industry Participant KK”).

On that same day, each of Sponsor E and Sponsor K declined to further pursue a strategic transaction with Instructure. In declining to pursue a transaction, Sponsor E indicated concerns about new bookings performance, the ability of Instructure to increase prices and the consequences of implementing cost reductions. Sponsor K indicated that Instructure did not fit within its investment profile.

On November 26, 2019, the Transaction Committee, Mr. Goldsmith, Mr. Kaminer and representatives of J.P. Morgan and Cooley met to review and assess the proposals received to date in connection with a strategic transaction. Representatives of J.P. Morgan reviewed the proposals and the status of the strategic process to date. J.P. Morgan advised that Sponsor C had completed its due diligence and provided a verbal proposal to acquire Instructure for $46.00 per share. In addition, J.P. Morgan noted that Thoma Bravo continued to work on its business model and had submitted a proposal for $47.00 per share. The Transaction Committee instructed J.P. Morgan to contact Sponsor C and Thoma Bravo to solicit improved bids by December 2, 2019.

25.

On that same day, the Instructure Board held a meeting with representatives of J.P. Morgan and Cooley to review and assess the proposals received to date in connection with a strategic transaction, as well as the projections prepared for the years 2019 to 2033, which had been updated to include a 40% long-term EBITDA margin case in addition to the original 35% long-term EBITDA margin case (for more information regarding these projections, see the section titled “Projected Financial Information.”). Representatives of J.P. Morgan then reviewed the proposals and the strategic process to date. Representatives of J.P. Morgan and Mr. Goldsmith left the meeting and the remaining members of the Instructure Board engaged in active discussions regarding next steps in the strategic discussions. The Instructure Board concluded that it should reach out to the largest holders of Instructure common stock to discuss strategic alternatives in order to better understand whether such stockholders would be receptive to a possible strategic transaction. The 40% long-term EBITDA margin case in such updated projections only deviated from the 35% long-term EBITDA margin case beginning in 2024, and therefore was not provided to any of the potential counterparties.

On November 27, 2019, Mr. Coates and Mr. Waterhouse had separate calls with representatives of the largest holders of Instructure common stock seeking to enter into non-disclosure agreements to solicit the viewpoints of such stockholders with respect to Instructure’s strategic alternatives. Subsequently, three of the largest holders of Instructure common stock entered into non-disclosure agreements with Instructure.

On that same day, Mr. Coates had a call with representatives of Sponsor C and Thoma Bravo to discuss their proposals and whether they would be able to increase their bids in light of the operating cost changes presented by Instructure and the availability of debt financing for such a strategic transaction.

Also on November 27, 2019, Mr. Coates had a call with representatives of Sponsor F and Industry Participant G, each of whom declined to further pursue a strategic transaction with Instructure.

Later that same day, the Transaction Committee met with Mr. Kaminer, Mr. Waterhouse and representatives of J.P. Morgan and Cooley to discuss next steps in the strategic discussions.

On November 29, 2019, the Transaction Committee held a meeting with Mr. Kaminer, Mr. Waterhouse and representatives of J.P. Morgan and Cooley to review and assess the proposals received to date in connection with a strategic transaction, and to discuss next steps in the strategic discussion. On that same day, Industry Participant Z entered into a confidentiality agreement with Instructure and Party FF declined to further pursue a strategic transaction with Instructure.

Also, on November 29, 2019, Mr. Coates spoke with representatives of Sponsor C, which agreed to send a revised draft of the Instructure draft acquisition agreement with the per share price left blank, and indicated that its proposal to acquire Instructure would not exceed $47.00 per share. Mr. Coates also spoke with representatives of Thoma Bravo regarding its proposal.

Later that same day, the Transaction Committee reconvened, meeting with Mr. Kaminer and Mr. Waterhouse and representatives of J.P. Morgan and Cooley to further discuss next steps in the strategic discussion. Following such discussion, representatives of Cooley provided representatives of Kirkland & Ellis with a revised draft of the merger agreement.

On November 30, 2019, representatives of Simpson Thacher & Bartlett LLP (“Simpson Thacher”), outside counsel to Sponsor C, sent representatives of Cooley a revised draft of the Instructure draft acquisition agreement. The revised acquisition agreement had a few key differences from the Instructure form draft acquisition agreement, including (i) a requirement that Mr. Coates and any activist stockholder under a confidentiality agreement with Instructure sign a customary voting agreement to vote such individual’s shares of Instructure common stock in favor of the merger concurrently with the execution of the acquisition agreement; and (ii) shorter 30 day “go-shop” period. During the period between November 29, 2019 and December 3, 2019,

26.

Instructure, together with representatives of Cooley, and representatives of Sponsor C, together with representatives of Simpson Thacher, negotiated the terms of the proposed acquisition agreement and other transaction documents.

On that same day, members of the Instructure Board and representatives of J.P. Morgan reached out to Sponsor E and Industry Participant H to gauge their interest in pursuing a strategic transaction at a price per share in the high-$40s.

On December 1, 2019, at the direction of the Board, Mr. Goldsmith and Mr. Kaminer had a call with representatives of Sponsor C and representatives of each of Cooley and Simpson Thacher, to discuss Instructure’s financial plan. On the same day, Sponsor DD entered into a confidentiality agreement with Instructure.

On December 2, 2019 Industry Participant W declined to further pursue a strategic transaction with Instructure. On the same day, Sponsor BB entered into a confidentiality agreement with Instructure.

Later in the day, at the direction of the Instructure Board, Mr. Goldsmith and Mr. Kaminer had a call with representatives of Thoma Bravo and representatives of each of Cooley and Kirkland & Ellis, to discuss Instructure’s financial plan. Later in the day on December 2, 2019, pursuant to J.P. Morgan’s instructions to provide a revised proposal by such date, Sponsor C submitted a written proposal to acquire Instructure at a price per share of $47.00 (“Sponsor C $47.00 Proposal”) and Thoma Bravo submitted a written proposal to acquire Instructure at a price per share of $47.50 (“Thoma Bravo $47.50 Proposal”). Sponsor C’s proposal required, as a condition to the merger, the execution of go-forward employment arrangements with certain officers, including Mr. Goldsmith and Mr. Kaminer, prior to the signing of the merger agreement and reiterated its requirement such executives agree to not terminate their executive employment agreements for good reason. Thoma Bravo’s proposal noted that Thoma Bravo expected that Instructure’s existing management would continue to operate the post-close entity in a normal course manner consistent with past practice, but did not include any requirement that any executive enter into any employment agreement. On behalf of Thoma Bravo, Kirkland & Ellis delivered a revised draft of the merger agreement addressing, among other matters, restrictions on the interim operations of Instructure, the duration of the “go-shop” period, whether directors, officers and certain other stockholders would need to sign a voting agreement, certain aspects of the scope of the “go-shop” and “no shop” terms, including whether existing bidders would be subject to those restrictions, and the amount of termination fees and cap on damages that would be payable in connection with the termination of the acquisition agreement in certain circumstances.

Following the submission of the proposals, the Instructure Board held a meeting, with all members present (other than Mr. Thompson and Mr. Conroy), Mr. Kaminer and representatives of J.P. Morgan and Cooley. Representatives of J.P. Morgan reviewed the proposals and the strategic process to date and provided a customary conflicts disclosure with regard to Thoma Bravo and Sponsor C. Cooley advised the Instructure Board of the fiduciary duties attendant to an assessment of the proposals. The Instructure Board then met in executive session (without members of Instructure senior management), and discussed the proposals. The Instructure Board instructed Mr. Coates to be responsible for further communications with Sponsor C and Thoma Bravo with respect to their proposals, acknowledging that Mr. Coates was best positioned to coordinate such request for final bids for a variety of reasons, including his knowledge of the operations and business of Instructure, his service as a member of the Transaction Committee overseeing the sales process, the absence of any actual or perceived conflicts with either party, his experience in negotiations, and his status as the Executive Chairman of the Instructure Board. The Instructure Board then instructed Mr. Coates to call the representatives of Sponsor C to discuss whether they would increase the Sponsor C $47.00 Proposal to match a higher proposal that Instructure had received. The Instructure Board was also notified that in connection with the entry into a definitive acquisition agreement, each of Thoma Bravo and Sponsor C requested that Mr. Goldsmith and Mr. Kaminer enter into letter agreements with Instructure to limit the acceleration of outstanding equity awards held by such executives upon the consummation of a strategic transaction, as, absent such an agreement such executives would

27.

be entitled to the full acceleration of their unvested equity awards upon the consummation of a transaction which results in Instructure no longer being publicly traded. The Instructure Board further requested such executives to confirm, and the relevant executives proceeded to confirm, that no arrangements with respect to employment, equity participation, governance matters or their respective roles in the operation of Instructure has been agreed with Thoma Bravo, Sponsor C or any of their respective representatives.

Later that same day, at the direction of the Instructure Board, Mr. Coates and a representative of Sponsor C discussed the Sponsor C $47.00 Proposal and Sponsor C agreed to increase the Sponsor C $47.00 Proposal to $47.50 per share (the “Sponsor C $47.50 Proposal”) and to provide an updated written proposal reflecting the same. Sponsor C explicitly stated that the Sponsor C $47.50 Proposal would be Sponsor C’s best and final offer, and that Sponsor C would not increase its offer further.

Later that evening, at the direction of the Instructure Board, Mr. Coates and Mr. Waterhouse reached out to a representative of Thoma Bravo. Subsequent to this discussion, Thoma Bravo increased its proposal to acquire Instructure to $47.60 per share (“Thoma Bravo $47.60 Proposal”) and committed to prompt finalization and execution of a definitive acquisition agreement, subject to exclusivity through the proposed announcement of the transaction on December 3, 2019 to complete definitive documentation. The Thoma Bravo $47.60 Proposal was accompanied by a revised merger agreement and other transaction documents, including an equity commitment letter and limited guaranty, each in substantially final form. Thoma Bravo also confirmed that the full purchase price would be backstopped by an equity commitment by the Thoma Bravo Fund.

The Instructure Board then held a series of meetings with representatives of Instructure senior management, Cooley and J.P. Morgan. Representatives of J.P. Morgan reviewed for the Instructure Board the current status of discussions with applicable parties, including Thoma Bravo and Sponsor C. Representatives of J.P. Morgan and Cooley reviewed with the Instructure Board the key legal and financial terms of each of the Thoma Bravo $47.60 Proposal and the Sponsor C $47.50 Proposal, and representatives of J.P. Morgan then provided J.P. Morgan’s financial analyses of the Thoma Bravo $47.60 Proposal and the Sponsor C $47.50 Proposal. After discussions, the Instructure Board noted that the consummation of the Sponsor C $47.50 Proposal depended upon debt financing contemplated to be provided by third party debt financing sources and the recourse of Instructure if such financing failed to occur would be limited to a termination fee equal to 5.0% of the equity value of Instructure, whereas Thoma Bravo proposed a fully equity financed transaction. Moreover, the Thoma Bravo $47.60 Proposal was financially superior to the proposal from Sponsor C, and Thoma Bravo had indicated that the Thoma Bravo $47.60 Proposal was its best and final offer. The Instructure Board discussed overall timing of the strategic transaction process in light of the risk of carrying on the strategic process for any extended period of time could have adverse consequences on Instructure due to (i) the press coverage in Reuters, Bloomberg and other outlets regarding Instructure’s sale process and related impact of market rumors and destabilization of the trading price of Instructure common stock, (ii) the chilling effect that any delay could cause on the willingness of Sponsor C or Thoma Bravo to consummate a strategic transaction, (iii) the fact that Instructure engaged with 40 parties during the course of the strategic transaction process, and 19 of those parties entered into a confidentiality agreement with Instructure, and that each such confidentiality agreement included a provision that still allowed such party to privately and confidentially approach Instructure senior management, the Instructure Board or J.P. Morgan at any time to make acquisition proposals, (iv) the uncertainty that another potential participant in the strategic transaction process would submit a superior proposal, and (v) the potential opportunity for Instructure to continue soliciting a superior proposal for a period of time after signing a definitive merger agreement pursuant to the “go-shop” provision that Thoma Bravo was willing to provide in the merger agreement, which additional period would allow Instructure to further discussions with certain parties that had previously indicated some level of interest in a strategic transaction and an outreach to parties that had not been engaged in the strategic process. The Instructure Board continued to discuss the potential transaction with Thoma Bravo. At this meeting, the Instructure Board also considered an adjustment to the projections for the years 2019 to 2033 to reflect changes to the long-term extrapolations for Instructure’s recent modifications of its stock-based compensation policies. This resulted in an increase to Instructure’s valuation in the discounted cash flow analysis of approximately $0.25-$0.50 per share (i.e., resulting in a range of $30.00 to $44.25 per share of Instructure’s

28.

common stock for the 35% long-term EBITDA margin case and $34.00 to $50.50 per share of Instructure’s common stock for the 40% long-term EBITDA margin case). The Instructure Board also considered including adjustments related to other certain cost-savings initiatives including reductions in certain operating expenses, adjustments to vendor expenses and modifications to cash-based compensation with respect to the portion of the stock-based compensation that would be discontinued, but did not make an adjustment at such time to provide its representatives with additional time to consider whether such adjustment should be made. Following discussion, the Instructure Board authorized the incorporation of the adjustment into the prior projections for the years 2019 to 2033. These updated projections were not provided to any counterparty; however, the underlying financial information that resulted in Instructure making the change to the projections had been previously provided to all of the parties who had submitted a preliminary proposal and were then in active dialogue with Instructure, which at that point were Sponsor C, Sponsor E, and Thoma Bravo. For more information regarding these projections, see the section titled “Projected Financial Information.”

Throughout the evening of December 2, 2019 and during December 3, 2019, representatives of each of Cooley and Kirkland & Ellis continued to exchange drafts of Instructure’s draft acquisition agreement, the equity commitment letter and limited guaranty to be provided by the Thoma Bravo Fund and the proposed voting agreement to be entered into by certain stockholders of Instructure. During this period, Mr. Waterhouse engaged in discussions with certain stockholders of Instructure that had entered into confidentiality agreements with Instructure to solicit the viewpoints of these stockholders with respect to the proposed transaction with Thoma Bravo. At the request of Thoma Bravo, Mr. Waterhouse provided these stockholders with a draft of the acquisition agreement and a proposed voting agreement, highlighting the 35-day shop period included in the agreement to provide a post-signing go-shop, and a tiered termination fee, including a termination fee of 1.5% of the equity value in the case of a termination to enter into an alternative acquisition agreement with a party that submitted an acquisition proposal during the go-shop period. During the course of discussions with these stockholders, Mr. Waterhouse explained the terms of the transaction with Thoma Bravo and the rationale for why the Instructure Board considered such transaction to be in the best interests of the stockholders of Instructure, and Mr. Waterhouse sought to understand whether such stockholders expected to support or oppose such transaction. In his reports to the Instructure Board regarding these discussions, Mr. Waterhouse indicated that no such stockholder expressed any interest in financing a sale of Instructure, rolling over any Instructure common stock in such a transaction or otherwise participating in such transaction in a manner different from how the holders of outstanding shares of Instructure common stock will be treated as of the Closing. Mr. Waterhouse further reported to the Instructure Board that each such stockholder expressed reservations about executing a voting agreement, due to, among other things, a desire for capital flexibility and to review the transaction documents in further detail, and that no such stockholder was expected to execute such an agreement within the time period that Thoma Bravo had allotted to secure such agreements.

Throughout the day on December 3, 2019, representatives of each of Cooley and Kirkland & Ellis continued to exchange drafts of Instructure’s draft acquisition agreement and other transaction documents. Thoma Bravo removed any requirement or condition related to the execution of voting or stockholder support agreements, and agreed that Instructure would be entitled to a 35 day “go-shop” period, and would be required to pay a termination fee equal to 3.25% of the equity value and 1.5% of the equity value in certain circumstances upon the termination of the acquisition agreement. Additionally, each of Mr. Goldsmith and Mr. Kaminer, agreed to enter into a letter agreement with Instructure to limit the acceleration of a portion of their outstanding equity awards that such executives were entitled to pursuant to their employment agreements, each of which agreement was expressly conditioned upon the consummation of the transactions contemplated by the acquisition agreement with Thoma Bravo (collectively, the “Waiver Agreements”).

Later on the same day, after market close, the Instructure Board held a meeting with representatives of Instructure senior management, Cooley and J.P. Morgan. The Instructure Board discussed and determined to include a $12 million adjustment (about $2-3 million per year for the calendar years 2020-2023) to the projections to reflect the cost saving reductions for the Education business discussed at the Instructure Board meeting on December 2nd. This adjustment resulted in an additional increase in Instructure’s valuation in the

29.

discounted cash flow analysis from the December 2nd valuation of approximately $0.25-$0.50 per share (i.e., resulting in a range of $30.50 to $44.50 per share of Instructure’s common stock for the 35% long-term EBITDA margin case and $34.25 to $50.75 per share of Instructure’s common stock for the 40% long-term EBITDA margin case). Following discussion, the Instructure Board authorized J.P. Morgan to use the projections with such adjustment (the “Management Projections”) in connection with its financial analysis of the transactions (for more information about the Management Projections, see “Projected Financial Information”). The Management Projections were not provided to any counterparty, but the information underlying the adjustments was discussed with all of the parties who had submitted a preliminary proposal and were then in active dialogue with Instructure, which at that point were Sponsor C, Sponsor E, and Thoma Bravo. For more information regarding these projections, see the section titled “Projected Financial Information.” Representatives of J.P. Morgan reviewed for the Instructure Board the current status of the acquisition proposal submitted by Thoma Bravo. Representatives of J.P. Morgan and Cooley reviewed with the Instructure Board the key legal and financial terms of the Thoma Bravo $47.60 Proposal, and representatives of J.P. Morgan then provided J.P. Morgan’s financial analyses of the Thoma Bravo $47.60 Proposal. J.P. Morgan then rendered its oral opinion (subsequently confirmed in a written opinion, dated as of December 4, 2019) to the Instructure Board to the effect that, as of December 4, 2019 and based upon and subject to the factors and assumptions set forth in such opinion, the Per Share Merger Consideration (as proposed in the Thoma Bravo $47.60 Proposal) to be paid to the holders of Instructure common stock in the proposed Merger was fair, from a financial point of view, to such holders. For more information about J.P. Morgan’s opinion, see below under the caption “Opinion of Instructure’s Financial Advisor.” Representatives of Cooley then provided a review for the Instructure Board of its fiduciary duties, and reviewed certain material terms of the proposed final Original Merger Agreement with Thoma Bravo. Representatives of Cooley answered questions from members of the Instructure Board regarding the terms of the proposed Original Merger Agreement and Instructure’s ability to conduct its business during the pendency of the Merger. The Instructure Board continued to discuss the potential transaction with Thoma Bravo and the reasons that the Instructure Board believed that it was in the best interests of Instructure and its stockholders to enter into the Original Merger Agreement with Thoma Bravo and consummate the Merger upon the terms and subject to the conditions set forth in the Original Merger Agreement (for more information concerning the recommendation of the Instructure Board, see the section titled “Instructure’s Reasons for the Offer and the Merger”). Following such discussion, the Instructure Board unanimously (i) determined that it was in the best interests of Instructure and its stockholders, and declared it advisable, to enter into the Original Merger Agreement and consummate the Merger upon the terms and subject to the conditions set forth in the Original Merger Agreement; (ii) approved the execution and delivery of the Original Merger Agreement by Instructure, the performance by Instructure of its covenants and other obligations under the Original Merger Agreement, and the consummation of the Merger upon the terms and conditions set forth in the Original Merger Agreement; and (iii) resolved to recommend that Instructure stockholders adopt the Original Merger Agreement and approve the Merger in accordance with the DGCL. The Instructure Board then excused each member of Instructure management who had participated in such meeting to separately discuss the status of the strategic transaction process, the proposed Waiver Agreements, and the possibility of establishing a small bonus pool for the purpose of recognizing the efforts of certain employees of Instructure team with respect to the Merger (excluding Mr. Goldsmith, who would not be invited to participate in such pool given his role as Chief Executive Officer and a member of the Instructure Board). The Instructure Board approved the bonus pool (totaling $300,000).

Later that evening, Instructure and Thoma Bravo executed the Original Merger Agreement and related agreements in connection with the transactions contemplated by the Original Merger Agreement. At the time of the execution of the Original Merger Agreement, Thoma Bravo and Instructure had not discussed the terms of any post-closing employment or equity participation for Instructure management, nor did any members of Instructure management have any such discussions with Thoma Bravo.

The following morning on December 4, 2019 before market open, Instructure issued a press release announcing the execution of the Original Merger Agreement.

30.

Since the execution of the Original Merger Agreement, in connection with the “go-shop” period provided for in the Original Merger Agreement, at the direction of the Instructure Board, representatives of J.P. Morgan contacted and sought to re-engage in discussions with nine of the parties with whom Instructure had been engaged in on-going discussions regarding a potential strategic transaction prior to the execution of the Original Merger Agreement. Five of those parties declined to continue discussions with Instructure during the “go-shop” period. Of those nine parties, Instructure executed a confidentiality agreement with two parties, and one of those parties subsequently declined to continue discussions with Instructure. In addition, on behalf of Instructure, representatives of J.P. Morgan have communicated with fifteen additional parties to gauge such parties’ interest in making an alternative acquisition proposal. Of those fifteen parties, Instructure executed a confidentiality agreement with two parties, and one of those parties subsequently declined to continue discussions with Instructure. To date, no party has made an alternative acquisition proposal. The go-shop period expired at 11:59 p.m. Pacific Time on January 8, 2020 without Instructure having received any alternative acquisition proposals.

On January 2, 2020, Instructure filed a definitive proxy statement with the SEC, and on January 7, 2020 Instructure filed Amendment No. 1 to the definitive proxy statement with the SEC that supplemented and amended and restated in its entirety the definitive proxy statement (as amended, the “Proxy Statement”), which is included as Exhibit (e)(1) hereto and is incorporated herein by reference. Instructure commenced mailing the Proxy Statement and form of proxy card to the Instructure stockholders on or about January 14, 2020.

On January 9, 2020, Instructure announced the expiration of the “go-shop” period and that no party had submitted an alternative acquisition proposal. During the “go-shop” period, twenty-four potential buyers were approached to determine their interest in exploring a potential transaction with Instructure, including nine parties with whom Instructure had discussed a potential strategic transaction prior to the execution of the Original Merger Agreement.

On January 27, 2020 and January 29, 2020, respectively, Institutional Shareholder Services (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), two proxy advisory and corporate governance services firms, recommended that the Instructure stockholders vote against the proposal to adopt the Original Merger Agreement. On January 27, 2020, Instructure issued a press release, commenting on its disappointment about the conclusions reached by ISS.

Between January 29, 2020 and February 12, 2020, representatives of Instructure discussed voting analyses with representatives of Thoma Bravo, which indicated that the stockholders were unlikely to adopt the Original Merger Agreement at the special meeting of the Instructure stockholders (the “Special Meeting”).

On January 31, 2020, the Instructure Board held a meeting to discuss updates with respect to the upcoming Special Meeting, with representatives of Cooley in attendance and representatives of J.P. Morgan in attendance for a portion of the meeting. Among other matters, Mr. Waterhouse provided members of the Instructure Board with an update on the feedback that he had received from stockholders about the proposed merger under the Original Merger Agreement. Mr. Waterhouse’s report indicated that a number of Instructure’s largest stockholders would not vote in favor of the adoption of the Original Merger Agreement at the Special Meeting. The Instructure Board also discussed steps it would need to take should the transaction fail to close.

On February 9, 2020, the Instructure Board held another meeting to discuss the status of the Special Meeting, with representatives of Cooley. Mr. Waterhouse provided members of the Instructure Board an update on conversations that he had with both representatives of Thoma Bravo and Instructure’s stockholders. The Instructure Board discussed various options available to Instructure in light of the pending stockholder vote on the Original Merger Agreement.

On February 12, 2020, Thoma Bravo submitted a revised proposal to Instructure, offering to acquire each issued and outstanding share of Instructure common stock for $48.50 per share in a two-step tender offer pursuant to Section 251(h) of the DGCL in lieu of consummating the merger in accordance with the Original Merger Agreement, subject to certain conditions with respect to expense reimbursement and the terms of disclosure of

31.

such amendment. Thoma Bravo further proposed that the tender offer would be commenced within five business days of the date of the entry into an amended and restated merger agreement.

On the evening of February 12, 2020, the Instructure Board convened a special meeting, with representatives of Cooley and Instructure’s proxy solicitor in attendance, to consider the revised proposal. At the advice of counsel, Mr. Goldsmith and Mr. Thompson voluntarily recused themselves from the meeting. The members of the Instructure Board present at the meeting discussed the new proposal and its implications in detail, with input from representatives of Cooley and its proxy solicitor. During the course of that discussion, members of the Instructure Board expressed concern about whether the revised proposal provided stockholders with sufficient certainty of closing in light of the feedback concerning the proposed merger that the Instructure Board has received from over twenty stockholders since the execution of the Original Merger Agreement, the ISS and Glass Lewis reports and recommendations with respect to the proposed merger, and the timing implications of the new tender offer structure. The Instructure Board also weighed the consequences of entering into a revised amended and restated merger agreement contemplating a transaction that might not be consummated, including the potential adverse effects that such new transaction structure and timing could have on the continued operation of its business and on Instructure’s relationships with its clients, potential clients and other business partners. Based on these considerations, the members of the Instructure Board present at the meeting unanimously determined (i) not to pursue Thoma Bravo’s new proposal, (ii) that it remained in the best interests of Instructure and its stockholders to consummate the proposed merger upon the terms and subject to the conditions set forth in the Original Merger Agreement, and (iii) to reaffirm its recommendation that Instructure stockholders adopt the Original Merger Agreement and approve the proposed merger in accordance with the DGCL. In addition, as a result of the timing of the proposal, the members of the Instructure Board present at the meeting unanimously authorized and recommended that the chair of the Instructure Board (in his capacity as chairperson of the Special Meeting) adjourn the Special Meeting in order to permit Instructure to provide Instructure stockholders with the foregoing information.

On February 13, 2020, Instructure convened and subsequently adjourned the Special Meeting until February 14, 2020 at 9:00 a.m., Mountain time, to permit stockholders time to consider the information filed in the proxy supplement on February 13, 2020.

On February 13, 2020, after further discussions with members of the Instructure Board, Mr. Coates and Mr. Waterhouse contacted representatives of Thoma Bravo about a possible improved proposal. Mr. Coates and Mr. Waterhouse asked Thoma Bravo to consider amending the Original Merger Agreement to increase the consideration payable to Instructure stockholders from $47.60 per share in cash, without interest thereon, less any applicable withholding taxes (the “Original Per Share Merger Consideration”), to $49.00 per share in cash, without interest thereon, less any applicable withholding taxes (the “$49.00 Proposal”), subject to an adjournment of the meeting to an appropriate date to provide stockholders with time to consider such amended proposal and ISS and Glass Lewis with sufficient time to reconsider their recommendations in light of the increased price per share.

Later that day, representatives of Thoma Bravo informed Mr. Coates and Mr. Waterhouse that Thoma Bravo would consider agreeing to the $49.00 Proposal if Mr. Goldsmith would also amend his waiver agreement to forfeit a certain portion of his equity awards. Representatives of Thoma Bravo further clarified that this was Thoma Bravo’s “best and final” offer. Following further discussion, Mr. Coates and Mr. Waterhouse authorized representatives of Thoma Bravo to discuss the amended waiver with Mr. Goldsmith.

Following that conversation, representatives of Thoma Bravo and Mr. Goldsmith negotiated an amended and restated letter agreement effective as of immediately prior to, and contingent upon, the consummation of the Merger (the “A&R CIC Benefits Waiver”), providing that (i) all of Mr. Goldsmith’s outstanding equity awards that vest prior to or on March 1, 2020 will vest as of immediately prior to the Effective Time and be cashed out subject to the occurrence of the Closing, (ii) 52% of Mr. Goldsmith’s outstanding equity awards that vest after March 1, 2020 will vest as of immediately prior to the Effective Time and be cashed out subject to the

32.

occurrence of the Closing, and (iii) Mr. Goldsmith will forfeit 48% of his outstanding equity awards that vest after March 1, 2020, effective immediately prior to the Effective Time. Pursuant to the A&R CIC Benefits Waiver, Mr. Goldsmith waived any claims with respect to such forfeited awards.

Concurrently with the negotiation of Mr. Goldsmith’s A&R CIC Benefits Waiver, representatives of Cooley and Kirkland & Ellis exchanged drafts of and finalized an amendment to the Original Merger Agreement to reflect the revised terms discussed by representatives of Thoma Bravo and Instructure, including the increase to the per share merger consideration to $49.00 per share in cash, without interest thereon, less any applicable withholding taxes, from $47.60 per share in cash, without interest thereon, less any applicable withholding taxes. In addition, the parties also agreed not to increase the amount of the termination fees that may be payable by Parent or Instructure, as applicable, upon termination of the merger agreement in connection with the increase in the per share merger consideration.

On the evening of February 13, 2020, the Instructure Board held a meeting. All members of the Instructure Board were present (other than Mr. Goldsmith), along with representatives of J.P. Morgan and Cooley. Mr. Coates began the meeting by providing the members of the Instructure Board with an update on the discussions that he and Mr. Waterhouse had with representatives of Thoma Bravo. Representatives of Cooley then advised the Instructure Board of its fiduciary duties and reviewed the material terms of the proposed amendment to the Original Merger Agreement. The Instructure Board engaged in an extensive discussion regarding the proposed amendment, with a particular focus on the likelihood that stockholders would approve the revised proposal and certain potential adverse effects that could result from entering into an amendment to the Original Merger Agreement that stockholders reject. The Instructure Board believed that the increase in the per share merger consideration offered Instructure stockholders the opportunity to realize additional significant value and that such offer represented Thoma Bravo’s “best and final” offer. Mr. Coates noted that representatives of Thoma Bravo had also raised the possibility of amending and restating the Original Merger Agreement to provide for a two-step tender offer. Members of the Instructure Board noted that the flip to a two-step merger would result in further delay, but determined that it would remain open to such a structure after Instructure had an opportunity to provide further information about the possibility of Instructure’s stockholders adopting the Original Merger Agreement with an improved price. After further discussion, the members of the Instructure Board present at the meeting unanimously: (i) determined that it was in the best interests of Instructure and its stockholders, and declared it advisable, to enter into Amendment No. 1 to the Merger Agreement and consummate the Merger upon the terms and subject to the conditions set forth in the Original Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement; (ii) approved the execution and delivery of Amendment No. 1 to the Merger Agreement by Instructure, the performance by Instructure of its covenants and other obligations under the Original Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement, and the consummation of the Merger upon the terms and conditions set forth in the Original Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement; and (iii) resolved to recommend that Instructure stockholders adopt the Original Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement and approve the Merger in accordance with the DGCL.

On the morning of February 14, 2020, Instructure issued a press release announcing the execution of Amendment No. 1 to the Merger Agreement. Also on February 14, 2020, Instructure convened and subsequently adjourned the Special Meeting until February 25, 2020 at 9:00 a.m., Mountain time.

Between February 14, 2020 and February 17, 2020, representatives of Instructure and Thoma Bravo received several voting analyses prepared by their respective proxy solicitors, which included information about the trading of the Shares since the record date. During the same period, Mr. Waterhouse had received feedback from certain large stockholders who held shares of the record date (but had subsequently sold all of their Shares after the record date), indicating they would not switch their votes. Mr. Waterhouse also received feedback from certain stockholders suggesting that there was confusion with respect to mechanics of changing their previously submitted proxies. In light of this information, Mr. Coates and Mr. Waterhouse had several discussions with representatives of Thoma Bravo about the advisability of entering into an amended and restated merger

33.

agreement that would convert the transaction to a tender offer followed by a back-end merger under Section 251(h) of the DGCL. During the course of these conversations, Mr. Coates and Mr. Waterhouse and representatives of Thoma Bravo noted that they had received analyses indicating that approximately fifty percent (50%) of the outstanding Shares at the close of business on the record date had been sold, making it unlikely that stockholders who no longer held economic ownership in Instructure would consider changing their previously submitted proxies because such stockholders did not have an economic incentive to do so, and that certain current stockholders who may support the price increase could not change their vote in favor of the Original Merger Agreement because of institutional policies prohibiting them from voting in a manner that was not advocated by ISS or Glass Lewis. Based on the feedback received, Mr. Coates and Mr. Waterhouse agreed with representatives of Thoma Bravo that it would be advisable to raise the possibility of a tender offer structure with the Instructure Board.

On February 17, 2020, in light of the possibility of a change in transaction structure, representatives of Cooley and Kirkland & Ellis exchanged drafts of an amended and restated merger agreement, reflecting a two-step merger structure.

On the evening of February 17, 2020, the Instructure Board held a meeting. All members of the Instructure Board were present (other than Mr. Goldsmith), along with representatives of J.P. Morgan and Cooley. Mr. Coates began the meeting by providing the members of the Instructure Board with an update on the discussions that he and Mr. Waterhouse had with representatives of Thoma Bravo and the feedback received from Instructure’s and Thoma Bravo’s proxy solicitors. Representatives of Cooley then advised the Instructure Board of its fiduciary duties and reviewed the material terms of the proposed amended and restated merger agreement. The Instructure Board engaged in an extensive discussion regarding the proposed amended and restated merger agreement, with a particular focus on the best paths forward to a certain and prompt closing. The Instructure Board believed that, despite the increase in price, Instructure’s stockholders would be unlikely to adopt the Original Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement, at the adjourned Special Meeting for reasons not having to do with the advisability of adopting the Original Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement. The Instructure Board also expressed concern that over a majority of Instructure’s current stockholders would not have a vote at the adjourned Special Meeting. The Instructure Board also noted that the tender offer structure enfranchises Instructure’s current stockholders to make a decision with respect to Thoma Bravo’s improved price because there would cease to be a disconnect between the economic ownership and voting rights of the Shares. After further discussion, the members of the Instructure Board present at the meeting unanimously: (i) determined that it was in the best interests of Instructure and its stockholders, and declared it advisable, to enter into the Merger Agreement and consummate the Merger upon the terms and subject to the conditions set forth in the Merger Agreement; (ii) approved the execution and delivery of the Merger Agreement by Instructure, the performance by Instructure of its covenants and other obligations under the Merger Agreement, and the consummation of the Merger upon the terms and conditions set forth in the Merger Agreement; and (iii) resolved to recommend that Instructure stockholders adopt the Merger Agreement and approve the Merger in accordance with the DGCL.

The following morning on February 18, 2020 before market open, Instructure issued a press release announcing Mr. Goldsmith’s intent to step down as Chief Executive Officer and a member of the Instructure Board, and the execution of the Merger Agreement.

Also on February 18, 2020, Instructure and Thoma Bravo issued a joint press release announcing the Offer, which is included as Exhibit (a)(1)(D) hereto and is incorporated herein by reference.

Instructure’s Reasons for the Offer and the Merger

In the course of reaching its determination and recommendation, the Instructure Board consulted with Instructure management, Cooley LLP, its outside legal advisor, and J.P. Morgan, its financial advisor. The Instructure Board considered a number of factors, including those below (which are not listed in any relative order of importance),

34.

all of which it viewed as generally supporting its (i) approval of the execution and delivery of the Merger Agreement by Instructure, the performance by Instructure of its covenants and other obligations under the Merger Agreement, and the consummation of the Offer and the Merger upon the terms and conditions set forth in the Merger Agreement; and (ii) resolution to recommend that Instructure stockholders tender their Shares to Purchaser pursuant to the Offer:

•

Attractive Value. The Instructure Board considered the current and historical market prices of the Instructure common stock, including the market performance of the common stock relative to those of other participants in the Instructure’s industry and general market indices, the increase in the price of the Instructure common stock several months prior to the Instructure’s public confirmation of its exploration of strategic alternatives and the sharp increase in the market price of the Instructure common stock thereafter, and the fact the current and historical trading price of Instructure common stock, including that:

•

the Offer Price constituted a premium of approximately 21% to the three-month volume-weighted average closing price of $40.47, ending on October 27, 2019, the last full trading day prior to Instructure’s third quarter earnings call in which the possibility of a potential transaction involving Bridge was publicly raised by Instructure; and

•	the Offer Price provides an opportunity for Instructure stockholders to realize $1.40 per share of additional cash value above the Original Per Share Merger Consideration.

•

Best Alternative for Maximizing Stockholder Value / Thorough and Well Publicized Sale Process. The Instructure Board considered that the Offer Price was more favorable to Instructure stockholders than the potential value that might result from other alternatives reasonably available to Instructure, including, but not limited to, a merger with a different buyer, a leveraged recapitalization, a private placement of equity securities and the continued operation of Instructure on a stand-alone basis in light of a number of factors, including the following:

•

that Instructure, at the direction of the Instructure Board, the Transaction Committee and its lead independent director, conducted a lengthy and thorough process, during which representatives of Instructure contacted, or were contacted by, 40 potential participants, entered into non-disclosure agreements with and engaged in due diligence or provided management presentations or other information to 19 potential bidders, ultimately receiving indications of interest from 5 bidder groups, and negotiating with Thoma Bravo as well as 3 other bidding groups, none of which was willing to make a definitive offer at a price above $47.50, a price lower than Thoma Bravo’s final offer of $49.00 per share;

•

the fact that, during the course of negotiations with Thoma Bravo (as described under the section titled “Background of the Offer and the Merger”), Thoma Bravo increased its initial offer from $47.00 per share on November 26, 2019, to $47.50 on December 2, 2019, to $47.60 per share on the evening of December 2, 2019 and to $49.00 on February 13, 2020, which Thoma Bravo indicated was its “best and final” offer;

•

the belief that the Offer Price represented the highest price that Thoma Bravo was willing to pay and the highest price per share value reasonably obtainable as of the date of the Merger Agreement and that the estimated cost savings from Instructure no longer being a public company were factored into Thoma Bravo’s final offer of $49.00 per share;

•

the fact that none of the parties who submitted an indication of interest, other than Thoma Bravo and Party C, submitted a definitive written proposal to acquire Instructure or indicated that such a proposal would be forthcoming, and that Party C had informed the Instructure’s representatives that $47.50 per share was its “best and final” offer;

•

that Instructure’s receptiveness to a sale transaction was well publicized, including as a result of Instructure’s public announcement on November 14, 2019 of its intent to explore a possible sale of Instructure in response to interest from third parties;

35.

•

the fact that Instructure entered into non-disclosure agreements with a number of the largest holders of Instructure common stock shortly prior to the execution of the Original Merger Agreement to solicit the viewpoints of these stockholders to the potential transaction with Thoma Bravo, and that no such stockholder expressed any interest in financing a sale of Instructure, rolling over any Instructure common stock in such a transaction or otherwise participating in such transaction in a manner different from how the holders of outstanding Shares will be treated as of the closing;

•

the potential risk of losing the favorable opportunity with Thoma Bravo in the event Instructure continued trying to obtain any additional offers at higher prices and the potential negative effect that a protracted sale process might have on Instructure’s business, especially in light of the “go-shop” provision Thoma Bravo was willing to provide that allowed for Instructure to solicit alternative acquisition proposals; and

•	the fact that Instructure did not receive any alternative acquisition proposals during the “go-shop” period that concluded on January 8, 2020.

•

More Attractive Value Than Alternatives. The Instructure Board evaluated carefully, with the assistance of financial advisors, the risks and potential benefits associated with other strategic or financial alternatives and the potential for stockholder value creation associated with those alternatives, including the alternative of consummating a leveraged a recapitalization or a private placement of equity securities, as well as the alternative of not engaging in a strategic or financial transaction and executing on Instructure’s business plans. As part of these evaluations, the Instructure Board considered:

•

the belief that the Offer Price is more favorable to Instructure stockholders than the potential value that would reasonably be expected to result from other strategic and financial alternatives reasonably available, which could include:

•	the continuation of Instructure’s business plan as an independent, publicly-listed company, based on its historical results of operations, financial prospects and condition;

•

modifications to Instructure’s business and operations strategy, which was expected to include the separation, divestiture or discontinuation of Instructure’s corporate learning management system, Bridge, as Instructure had previously announced;

•	the incurrence of a significant amount of indebtedness to support a leveraged recapitalization or further acquisitions; or

•	potential expansion opportunities through acquisitions and combinations of Instructure with other businesses.

•

the belief that the aforementioned other alternatives were not reasonably likely to create greater value for Instructure’s stockholders than the Offer and the Merger, taking into account, among other variables, execution risks as well as business, competitive, industry and market risks, particularly those in the software and education industries more generally, including:

•	the continuation of Instructure’s business plan as an independent, publicly-listed company, based on its historical results of operations, financial prospects and condition;

•

the risk that Instructure may not be able to separate or divest Bridge in a timely or accretive manner, relative to the continued capital resources required to operate such business, the costs associated with shutting Bridge down, the costs expected to be incurred in connection with establishing Bridge as a standalone business including the time, capital and opportunity costs required to effect such efforts, and the other capital requirements of Instructure;

•	the risk that implementing the significant expense reductions in management’s strategic plan to rationalize the cost structure of Instructure would have a material and sustained negative

36.

impact on the revenue growth rate, revenue retention, net booking, employee retention, certain other key financial performance indicators, the ability of the Instructure to execute its strategic plan, and how such risks could be managed as a publicly-listed company;

•

the risk that Instructure may not be able to grow its learning management system market share at the rates reflected in Instructure’s business plan, given the intense competition that Instructure faces from other software companies that develop learning management systems,

•	the risk that Instructure may not be able to continue to generate new subscriptions or renewals of subscriptions to its learning management system and applications;

•

the risk that Instructure may not be able to increase revenues for its core products as much as projected, taking into account that Instructure’s applications, in particular a substantial portion of Canvas, use “open source” software that is generally freely accessible, usable and modifiable, and made available to the general public on an “as-is” basis under the terms of a non-negotiable license;

•

the risk that significant incremental capital would be required to consummate acquisitions necessary to increase the scale, applications and operations of the education applications that would be the sole business of Instructure following a separation, divestiture or discontinuation of Bridge; and

•	the risk that Instructure would not continue to be able to retain the services of key management or other personnel of Instructure.

•

Greater Certainty of Value. The Instructure Board considered that the all-cash Offer Price provides certainty of value and liquidity to stockholders, while eliminating the effect on stockholders of longterm business and execution risk, as well as risks related to the financial markets generally.

•

Speed and Likelihood of Completion. The Instructure Board considered the likelihood of completion of the Offer and the Merger in light of the terms of the Merger Agreement and the closing conditions, including:

•

the anticipated timing of the consummation of the Offer and the Merger, and the structure of the Transactions as a tender offer for the Shares pursuant to Section 251(h) of the DGCL, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, permits the consummation of the Offer and the Merger in a timely manner;

•	the fact that over a majority of the Shares were held by stockholders who could not vote at the Special Meeting;

•

the Instructure Board’s belief that there are certain Instructure stockholders that might want to tender into the Offer, but could not vote in favor of the Original Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement, because of institutional policies regarding ISS and Glass Lewis vote recommendations, which do not apply to tender offer structures;

•

the conditions to the Offer and the Merger contained in Merger Agreement, which are limited in number and scope, and which, in the case of the condition related to the accuracy of Instructure’s representations and warranties, are generally subject to a “material adverse effect” qualification;

•

the fact that, subject to its limited rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

•	the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, which cannot be changed, modified or waived without the prior written consent of Instructure;

•

the ability of the parties to consummate the Offer and the Merger, including the fact that Parent’s obligation to complete the Offer and the Merger is not conditioned upon, nor limited by, the receipt of third-party debt financing or the completion of any marketing period;

37.

•	the fact that the regulatory approvals required pursuant to the HSR Act and under certain other antitrust laws have already been received;

•

the fact that Parent has obtained committed equity financing for the transaction from the Thoma Bravo Fund sufficient to fund (i) the aggregate purchase price required to be paid at the closing of the Offer and the Merger, and (ii) together with the cash on hand at Instructure, the repayment or refinancing of the indebtedness of the Instructure Group outstanding under its credit facility and all other fees and expenses required to be paid at the closing of the Offer and the Merger by Instructure, Parent or Purchaser contemplated by, and subject to the terms and conditions of the Merger Agreement, and the fact that Instructure is a named third party beneficiary of the Equity Commitment Letter;

•

Instructure’s right to specific performance to cause the equity financing contemplated by the Equity Commitment Letter to be funded, whether or not Thoma Bravo is able to procure any debt to finance the transaction, and to specifically enforce Parent’s obligation to consummate the Offer and the Merger and to cause the equity financing sources to fund their contributions as contemplated by the Merger Agreement and the Equity Commitment Letter; and

•

the requirement that, in the event of a failure of the Merger to be consummated under specified circumstances, particularly circumstances relating to the failure of equity financing sources to provide funds at closing, Parent will pay Instructure a termination fee of $136,857,000 in cash, and the fact that Thoma Bravo Fund provided a limited guaranty in favor of Instructure, which guarantees the obligation to pay any termination fee, reimburse and indemnify Instructure with respect to certain expenses in connection with Parent’s debt financing and pay certain other amounts required under the Merger Agreement.

•

Opportunity to Receive Alternative Proposals and to Terminate the Transaction in Order to Accept a Superior Proposal. The Instructure Board considered the terms of the Merger Agreement permitting Instructure to solicit alternative proposals during a 35 day “go-shop period” and receive unsolicited alternative acquisition proposals, and the other terms and conditions of the Merger Agreement, including:

•

the right, pursuant to a customary 35-day “go-shop” period, which began on December 4, 2019 and expired at 11:59 p.m., Pacific time on January 8, 2020 (the “No-Shop Period Start Date”) to solicit alternative acquisition proposals from, and participate in discussions and negotiations with, third parties regarding any alternative acquisition proposals, which go-shop period expired at 11:59 p.m. Pacific Time on January 8, 2020 without Instructure having received any alternative acquisition proposals;

•

the ability, under certain circumstances after the No-Shop Period Start Date, to furnish information to, and conduct negotiations with, third parties regarding bona fide alternative acquisition proposals;

•

the fact that parties that had signed confidentiality agreements with Instructure could still make their interest known, continue to conduct their due diligence investigations during the “go-shop” period, and make an alternative acquisition proposal;

•

Parent’s obligation to pay Instructure a termination fee of $136,857,000, if the Merger Agreement is terminated by Instructure due to any breach of representations or covenants made by Parent or Purchaser that causes a closing condition not to be met (following notice and an opportunity to cure) or in certain circumstances in which all other closing conditions have been met, but Parent or Purchaser fails to close when required to do so under the Merger Agreement;

•

Instructure’s ability to terminate the Merger Agreement in order to accept a Superior Proposal, subject to certain conditions of the Merger Agreement and paying Parent a termination fee of $63,540,750;

•

the fact that the Instructure Board believed that the termination fee of $63,540,750 payable by Instructure in the circumstances described above, which represents approximately 3.25% of Instructure’s implied equity value in the Merger, is reasonable, is within the market averages for such fees, and is not preclusive of, or a substantial impediment to, other offers.

38.

•

Opinion of J.P. Morgan. The Instructure Board considered the financial analysis presentations of J.P. Morgan and the oral opinion of J.P. Morgan, subsequently confirmed in writing, to the effect that, as of December 4, 2019, and based upon and subject to the various factors, qualifications, limitations and assumptions set forth therein, the Original Per Share Merger Consideration is fair, from a financial point of view, to such holders, as more fully described below under the section of this Schedule 14D-9 captioned “Opinion of Instructure’s Financial Advisor,” which full text of the written opinion is attached as Annex A to this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety.

•

Additional Considerations and Risks. The Instructure Board also considered a number of uncertainties and risks concerning the Offer and the Merger, including the following (which factors are not necessarily presented in order of relative importance):

•

the fact that Instructure would no longer exist as an independent, publicly traded company, and stockholders would no longer participate in any future earnings or growth and would not benefit from any potential future appreciation in value of Instructure;

•

the risks and costs to Instructure if the Offer and the Merger are not completed in a timely manner or at all, including the potential adverse effect on Instructure’s ability to attract and retain key personnel, the diversion of management and employee attention and the potential disruptive effect on Instructure’s day-to-day operations and Instructure’s relationships with customers, suppliers and other third parties, any or all of which risks and costs, among other things, could adversely affect Instructure’s overall competitive position and the trading price of the common stock;

•

the requirement that Instructure pay Parent a termination fee of $63,540,750, under certain circumstances following termination of the Merger Agreement, including if the Instructure Board terminates the Merger Agreement to accept a Superior Proposal;

•

if Parent fails to complete the Offer and the Merger as a result of a breach of the Merger Agreement, depending upon the reason for not closing, remedies may be limited to the termination fee payable by Parent described above, which may be inadequate to compensate Instructure for the damage caused (and such termination fee is itself limited in certain situations), and if available, other rights and remedies may be expensive and difficult to enforce, and the success of any such action may be uncertain;

•

the restrictions on the conduct of Instructure’s business prior to the consummation of the Offer and the Merger, including the requirement that Instructure use commercially reasonable efforts to conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent Instructure from undertaking business opportunities that may arise before the completion of the Offer and the Merger and that, absent the Merger Agreement, Instructure might have pursued;

•	the fact that an all cash transaction would be taxable to Instructure’s stockholders that are U.S. persons for U.S. federal income tax purposes;

•	the fact that under the terms of the Merger Agreement, Instructure is unable to solicit other acquisition proposals;

•

the significant costs involved in connection with entering into the Merger Agreement and completing the Offer and the Merger (many of which are payable whether or not the Offer and the Merger are consummated) and the substantial time and effort of Instructure management required to complete the Offer and the Merger, which may disrupt its business operations and have a negative effect on its financial results;

•

the risk that the Offer and the Merger might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on the trading price of Instructure common stock;

39.

•	the fact that Instructure’s directors and officers may have interests in the Offer and the Merger that may be different from, or in addition to, those of Instructure’s stockholders;

•	the possible loss of key management or other personnel of Instructure during the pendency of the Offer and the Merger; and

•

certain Instructure stockholders and key proxy advisors may continue to oppose the adoption of the Merger Agreement, despite the increase in price, which could result in the failure of the Offer and the Merger and potential adverse effects on Instructure’s business and operations and/or the trading price of the Shares.

The foregoing discussion of reasons for the recommendation to adopt the Merger Agreement and approve the Offer and the Merger and the transactions contemplated thereby is not meant to be exhaustive but addresses the material information and factors considered by the Instructure Board in consideration of its recommendation. In view of the wide variety of factors considered by the Instructure Board in connection with its evaluation of the Offer and the Merger and the complexity of these matters, the Instructure Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, in considering the information and factors described above, individual members of the Instructure Board each applied his or her own personal business judgment to the process and may have given differing weights to differing factors. The Instructure Board based its unanimous recommendation on the totality of the information presented. The explanation of the factors and reasoning set forth above contain forward-looking statements that should be read in conjunction with the section of this Section 14D-9 entitled “Cautionary Statements Regarding Forward-Looking Statements.”

Intent to Tender

To Instructure’s knowledge, after making reasonable inquiry, all of Instructure’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Executive Officer and Director Arrangements Following the Merger

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

Projected Financial Information

Instructure does not, as a matter of course, publicly disclose long-term forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying long-term assumptions, estimates and projections. However, Instructure is including a summary of certain previously nonpublic, unaudited prospective financial information prepared by its management for the calendar years 2019-2033 in order to provide Instructure stockholders with access to information that was made available to, and approved by, the Instructure Board in connection with its evaluation of the Original Merger Agreement. The Management Projections were based on an initial set of projections prepared by management and were presented to the Instructure Board on November 1, 2019 in connection with the Instructure Board’s consideration of a strategic transaction process. Such projections only included calendar years 2019 to 2023 based on the 35% long-term EBITDA margin case. Those projections were subsequently updated to include the 40% long-term EBITDA margin case, an increase in operating expenses starting in January 2020 attributable to Instructure’s recent modifications of its stock-based compensation policies that would increase the proportion of base compensation that would be paid in the form of cash and reduce the dilutive effect of further stock grants, and further

40.

extrapolations through calendar year 2033. The projections were presented to the Instructure Board with such updated information on November 26, 2019. On December 2 and 3, 2019, the Instructure Board approved certain further adjustments, which were incorporated into the Management Projections. The December 2, 2019 adjustment reflected changes to the long-term extrapolations for Instructure’s recent modifications of its recent-stock based compensation policies which were adjusted in both EBITDA cases. This resulted in an increase to Instructure’s valuation in the discounted cash flow analysis of approximately $0.25-$0.50 per share. Further, the December 3, 2019 adjustment reflected cost savings reductions of approximately $12 million (about $2-3 million per year for calendar years 2020-2023). This change resulted in an additional increase in Instructure’s valuation in the discounted cash flow analysis from the December 2nd valuation of approximately $0.25-$0.50 per share. The footnotes to the tables below provide further information about these adjustments. In addition, the Management Projections did not include proceeds or shutdown costs with respect to the operation, divesture, or shutdown of the Bridge segment because the separation of Bridge was under active consideration and Instructure management determined that any estimate of the expected proceeds from the divestiture of the Bridge segment would be highly speculative given uncertainties regarding the expected timing, the costs of separation of Bridge as a standalone business unit and the capital requirements of the Bridge business. Further, given the Bridge segment’s penetration challenges, decelerating growth, and limited revenue, and with no medium-term path to cash flow break for the business, the forecasts set forth in the Management Projections were calculated exclusive of the contribution of the Bridge segment. This includes the projected revenue for the year ending December 31, 2019, which was also calculated exclusive of the revenue contribution of the Bridge segment, but is otherwise consistent with the most recent revenue guidance provided by Instructure management, including as discussed in the earnings call on October 28, 2019 following the results of the period ending on September 30, 2019. A subset of the Management Projections was made available to Parent and Purchaser at Parent’s request in connection with their due diligence review, and the Management Projections were made available to J.P. Morgan in connection with the rendering of J.P. Morgan’s opinion to the Instructure Board.

The following table presents the Management Projections in the 35% long-term EBITDA margin case.

(In millions)	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E
Revenue	$238	$279	$320	$358	$394	$434	$477	$525	$577	$628	$677	$720	$759	$791	$814
Adjusted EBITDA(1)	$19	$19	$62	$81	$106	$129	$154	$184	$202	$220	$237	$252	$266	$277	$285
EBIT	$9	$8	$48	$64	$89	$112	$138	$166	$184	$201	$216	$230	$241	$251	$261

Taxes	$0	$0	($2)	($3)	($4)	($5)	($6)	($7)	($8)	($34)	($45)	($48)	($51)	($53)	($55)

D&A	$10	$12	$15	$18	$17	$16	$17	$17	$18	$19	$21	$22	$24	$26	$24

Capital Expenditures	($11)	($13)	($20)	($20)	($18)	($18)	($19)	($20)	($21)	($22)	($24)	($25)	($26)	($28)	($24)

Change in NWC & Interest Income	$19	$28	$23	$21	$20	$22	$24	$26	$29	$28	$26	$24	$21	$17	$13

Unlevered Free Cash Flow excl. SBC	$27	$35	$63	$80	$104	$127	$153	$183	$202	$191	$194	$203	$209	$214	$219
SBC Expense	($46)	($33)	($40)	($43)	($44)	($46)	($47)	($47)	($48)	($41)	($38)	($36)	($33)	($30)	($26)

Unlevered Free Cash Flow incl. SBC(2)	($19)	$2	$23	$37	$60	$82	$106	$135	$154	$150	$156	$167	$176	$184	$193

41.

The following table presents the Management Projections in the 40% long-term EBITDA margin case.

(In millions)	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E
Revenue	$238	$279	$320	$358	$394	$434	$477	$525	$577	$628	$677	$720	$759	$791	$814
Adjusted EBITDA(1)	$19	$19	$62	$81	$106	$136	$170	$210	$231	$251	$271	$288	$304	$316	$326
EBIT	$9	$8	$48	$64	$89	$119	$154	$193	$213	$232	$250	$266	$279	$290	$302

Taxes	$0	$0	($2)	($3)	($4)	($5)	($6)	($8)	($19)	($49)	($52)	($56)	($59)	($61)	($63)

D&A	$10	$12	$15	$18	$17	$16	$17	$17	$18	$19	$21	$22	$24	$26	$24

Capital Expenditures	($11)	($13)	($20)	($20)	($18)	($18)	($19)	($20)	($21)	($22)	($24)	($25)	($26)	($28)	($24)

Change in NWC & Interest Income	$19	$28	$23	$21	$20	$22	$24	$26	$29	$28	$26	$24	$21	$17	$13

Unlevered Free Cash Flow excl. SBC	$27	$35	$63	$80	$104	$134	$168	$208	$220	$209	$221	$231	$239	$245	$251
SBC Expense	($46)	($33)	($40)	($43)	($44)	($46)	($47)	($47)	($46)	($39)	($38)	($36)	($33)	($30)	($26)

Unlevered Free Cash Flow incl. SBC(3)	($19)	$2	$23	$37	$60	$89	$122	$160	$174	$169	$183	$195	$206	$215	$225

(1)	Adjusted EBITDA is a non-GAAP financial measure and is earnings before interest, tax, depreciation and amortization and excludes stock-based compensation expense.
(2)

Before the December 2 and December 3 adjustments, the Unlevered Free Cash Flow numbers were ($19), ($0), $21, $34, $58, $79, $103, $122, $143, $149, $149, $161, $172, $182 and $193 for the calendar years 2019, 2020, 2021, 2022, 2023, 2024, 2025, 2026, 2027, 2028, 2029, 2030, 2031, 2032 and 2033, respectively.

(3)

Before the December 2 and December 3 adjustments, the Unlevered Free Cash Flow numbers were ($19), ($0), $21, $34, $58, $82, $113, $149, $171, $162, $176, $190, $202, $213 and $225 for the calendar years 2019, 2020, 2021, 2022, 2023, 2024, 2025, 2026, 2027, 2028, 2029, 2030, 2031, 2032 and 2033, respectively.

For purposes of this Schedule 14D-9, we refer to the Management Projections and the earlier projections upon which the Management Projections were based as the “Projections.” The Projections were developed by Instructure management on a standalone basis without giving effect to the Offer and the other Transactions, or any changes to Instructure’s operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the Offer and the other Transactions; provided that as discussed above, at the direction of Instructure, J.P. Morgan has not included any proceeds or shutdown costs in its projection with respect to the operation of the Bridge segment or the divestiture or shutdown of the Bridge segment. Furthermore, the Projections do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context. In the view of Instructure management, the Management Projections have been reasonably prepared by Instructure management on bases reflecting the best currently available estimates and judgments of Instructure management of the future financial performance of Instructure and other matters covered thereby.

Although the Projections are presented with numerical specificity, they were based on numerous variables and assumptions made by Instructure management with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Instructure’s business, all of which are difficult or impossible to predict accurately and many of which are beyond Instructure’s control. The Projections constitute forward-looking information and are subject to many risks and uncertainties that could cause actual results to differ materially from the results forecasted in the Projections, including, but not limited to, Instructure’s performance, industry performance, general business and economic conditions, customer requirements, staffing levels, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Instructure’s reports filed with the SEC. There can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than forecasted. The Projections cover several years, and such information by its nature becomes less reliable with each successive year. In addition, the Projections will be affected by Instructure’s ability to achieve strategic goals, objectives and targets over the applicable periods. The Projections reflect assumptions as to certain business decisions that are subject to change and cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of the Projections should not be regarded as an indication that Instructure, J.P. Morgan, their respective officers, directors, affiliates, advisors, or other representatives or anyone who received this information then considered, or now

42.

considers, them a reliable prediction of future events, and this information should not be relied upon as such. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Projections will be necessarily predictive of actual future events. No representation is made by Instructure or any other person regarding the Projections or Instructure’s ultimate performance compared to such information. The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information about Instructure contained in Instructure’s public filings with the SEC. For more information, please see the section of this Schedule 14D-9 captioned “Where You Can Find More Information.” In light of the foregoing factors, and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections.

Important Information About the Management Projections

The Projections were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC regarding projections or accounting principles generally accepted in the United States (“GAAP”), or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. The non-GAAP financial measures used in the Management Projections were relied upon by J.P. Morgan for purposes of its opinion and by the Board of Directors in connection with its evaluation of the Merger. The SEC rules which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to non-GAAP financial measures included in disclosures relating to a proposed business combination such as the Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures were not relied upon by J.P. Morgan for purposes of its opinion or by the Instructure Board in connection with its evaluation of the Merger. Accordingly, Instructure has not provided a reconciliation of the financial measures included in the Projections to the relevant GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Instructure may not be comparable to similarly titled amounts used by other companies. Neither Instructure’s independent auditor nor any other independent accountant has compiled, examined or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Adjusted EBITDA and Unlevered Free Cash Flow contained in the Management Projections and Adjusted EBITDA and Free Cash Flow contained in the Projections set forth above, are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The summary of such information above is included solely to give stockholders access to the information that was made available to the Instructure Board, J.P. Morgan, Parent and Purchaser, and is not included in this Schedule 14D-9 in order to influence any stockholder to make any investment decision with respect to the Offer and the Merger, including whether or not to seek appraisal rights with respect to their Shares.

In addition, the Projections have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this Schedule 14D-9, and except as required by applicable securities laws, Instructure does not intend to update or otherwise revise the Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.

43.

Opinion of Instructure’s Financial Advisor

Pursuant to an engagement letter dated January 20, 2019 and amended and restated on August 2, 2019, Instructure retained J.P. Morgan as its financial advisor in connection with the proposed Merger and to deliver a fairness opinion in connection with the proposed Merger.

At the meeting of the Instructure Board on December 3, 2019, J.P. Morgan rendered its oral opinion to the Instructure Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Original Per Share Merger Consideration to be paid to Instructure’s common stockholders in the proposed Merger was fair, from a financial point of view, to such stockholders. J.P. Morgan has confirmed its December 3, 2019 oral opinion by delivering its written opinion to the Instructure Board, that, as of such date, the Original Per Share Merger Consideration to be paid to Instructure’s common stockholders in the proposed Merger was fair, from a financial point of view, to such stockholders.

The full text of the written opinion of J.P. Morgan dated December 4, 2019, which sets forth the assumptions made, matters considered and limits on the review undertaken, is included as Exhibit (a)(1)(E) hereto and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. Instructure’s stockholders are urged to read the opinion in its entirety.

J.P. Morgan’s written opinion was addressed to the Instructure Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Merger, was directed only to the Original Per Share Merger Consideration to be paid to Instructure’s common stockholders in the proposed Merger and did not address the Offer Price or any other aspect of the proposed Merger. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any other class of securities, creditors or other constituencies of Instructure or as to the underlying decision by Instructure to engage in the proposed Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any Instructure stockholder as to how such stockholder should vote with respect to the proposed Merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Original Merger Agreement, Equity Commitment Letter and the Guaranty;

•	reviewed certain publicly available business and financial information concerning Instructure and the industries in which it operates;

•

compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of Instructure with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Instructure common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of Instructure relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Instructure with respect to certain aspects of the Merger, and the past and current business operations of Instructure, the financial condition and future prospects and operations of Instructure, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

44.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Instructure or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and, pursuant to its engagement letter with Instructure, did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Instructure, Parent, Purchaser or the Thoma Bravo Fund under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Instructure to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Merger, and the other transactions contemplated by the Original Merger Agreement would be consummated as described in the Original Merger Agreement and in the Proxy Statement. J.P. Morgan also assumed that the representations and warranties made by Instructure and Parent, Purchaser or the Thoma Bravo Fund in the Original Merger Agreement, the Equity Commitment Letter, the Guaranty and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan expressed no view on the Equity Commitment Letter or the Guaranty. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Instructure with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Instructure or on the contemplated benefits of the Merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Original Per Share Merger Consideration to be paid to the Instructure common stockholders in the proposed Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of Instructure or the underlying decision by Instructure to engage in the Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Merger, or any class of such persons relative to the Original Per Share Merger Consideration to be paid to the Instructure common stockholders in the proposed Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Instructure’s common stock will trade at any future time.

The terms of the Original Merger Agreement were determined through arm’s length negotiations between Instructure and Thoma Bravo, and the decision to enter into the Original Merger Agreement was solely that of the Instructure Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Instructure Board in its evaluation of the proposed Merger and should not be viewed as determinative of the views of the Instructure Board or Instructure management with respect to the proposed Merger or the Original Per Share Merger Consideration to be paid to Instructure’s common stockholders in the proposed Merger.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Instructure Board on December 3, 2019 and contained in the presentation delivered to the Instructure Board on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

45.

The projections furnished to J.P. Morgan for Instructure were prepared by Instructure management. For more information regarding these projections, see above under “—Projected Financial Information.” As described more fully therein, Instructure’s management projections assume that Instructure was planning to move forward with separating its Corporate segment on a standalone basis either through a sale to a third party or by shutting down the segment. As such, Instructure management instructed J.P. Morgan to rely on the long-term forecast for the Education segment only. Further, Instructure management determined that any estimate of the expected proceeds from the divestiture of the Bridge segment would be highly speculative given uncertainties regarding the expected timing, costs of separation of Bridge as a standalone business unit and the capital requirements of this business, and accordingly, J.P. Morgan has not included any proceeds or shutdown costs in its projection with respect to the divestiture or shutdown of the Bridge segment.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of Instructure with similar data for selected publicly traded software companies engaged in businesses which J.P. Morgan judged to be analogous to Instructure. The companies selected by J.P. Morgan were (ordered by firm value):

•	New Relic, Inc.

•	Box, Inc.

•	BlackLine, Inc.

•	PROS Holdings, Inc.

•	Surveymonkey, Inc.

•	8x8, Inc.

•	Workiva, Inc.

•	Yext, Inc.

•	Zuora, Inc.

•	2U, Inc.

•	Talend SA

•	Benefitfocus, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Instructure based on business sector participation, operational characteristics and financial metrics. None of the selected companies reviewed is identical to Instructure. Certain of these companies may have characteristics that are materially different from those of Instructure. However, the companies were selected, among other reasons, because they are publicly-traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Instructure. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Instructure.

46.

Using publicly available information, J.P. Morgan calculated, for each selected company, the multiple of firm value as of December 3, 2019 to published equity research consensus estimates that J.P. Morgan obtained from FactSet Research Systems for revenue for the calendar year 2020 (“CY 2020E FV/Revenue”). This analysis indicated the following CY 2020E FV/Revenue multiples:

Selected company	CY 2020E FV/Revenue
Instructure	6.8x
New relic	5.9x
Box	4.1x
BlackLine	8.8x
PROS	9.3x
SurveyMonkey	7.0x
8x8	4.3x
Workiva	6.1x
Yext	4.9x
Zuora	5.4x
2U	2.1x
Talend	4.3x
Benefitfocus	2.9x

Based on the results of this analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan selected multiple reference ranges for CY 2020E FV/Revenue of 4.5x-6.5x. This multiple range was then applied to Instructure’s estimated revenue for calendar year 2020 as provided in the Management Projections, which indicated implied equity value per share ranges for Instructure common stock, rounded to the nearest $0.25, of $33.75 to $47.25.

Selected Transaction Analysis. Using publicly available information, J.P. Morgan examined selected transactions involving software companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to the business of Instructure or aspects thereof. For each of the selected transactions, J.P. Morgan calculated the firm value to be paid for the target company in such transaction as a multiple of published equity research estimates for revenue for the 12-month period following the announcement of the applicable transaction (“FV/NTM Revenue”). The transactions considered are as follows:

Month/Year Announced	Acquiror	Target	FV/NTM Revenue
February 2019	Qlik Technologies, Inc.	Attunity Ltd.	4.9x
December 2018	Vista Equity Partners	MINDBODY, Inc.	6.6x
November 2018	Vista Equity Partners	Apptio Inc	7.0x
January 2018	SAP SE	Callidus Software, Inc.	7.8x
December 2017	Oracle Corporation	Aconex Limited	8.4x
May 2017	Vista Equity Partners	Xactly Corp	4.5x
June 2016	Thoma Bravo	Qlik Technologies, Inc.	3.6x
June 2016	salesforce.com, Inc.	Demandware Inc	8.9x
May 2016	Vista Equity Partners	Marketo, Inc.	5.9x
April 2016	Oracle Corporation	Textura Corporation	5.7x
April 2016	Vista Equity Partners	Cvent, Inc.	6.0x
December 2013	Oracle Corporation	Responsys, Inc.	6.8x
June 2013	salesforce.com, Inc.	ExactTarget Inc.	6.4x

None of the selected transactions reviewed was identical to the proposed Merger. Certain of these transactions may have characteristics that are materially different from those of the proposed Merger. However, the transactions selected were chosen because the participants in and certain other aspects of the transactions, for

47.

purposes of J.P. Morgan’s analysis, may be considered similar to the participants in and aspects of the proposed Merger. The analyses necessarily involved complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the proposed Merger.

Based on the results of this analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan selected a multiple reference range for FV/NTM Revenue of 5.0x – 8.0x. The FV/NTM Revenue multiples were then applied to Instructure’s estimated revenue for the 12-month period following September 30, 2019 which indicated an implied equity value per share range for Instructure common stock, rounded to the nearest $0.25, of $35.75 to $55.25.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for the Instructure common stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating the current value of the cash flows generated by the asset, which we refer to as the present value and which is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. The present value of all future cash flows generated by the asset for periods beyond the projections period is referred to as terminal value.

J.P. Morgan calculated the unlevered free cash flows that Instructure is expected to generate during fiscal years 2020 through 2033 and fourth quarter 2019 based upon financial projections prepared by the management of Instructure. Management provided two separate cases to extrapolate EBITDA margin after fiscal year 2023: one case assumed EBITDA margin increase from 2023 to 2026 up to a 35% EBITDA and steady thereafter, which we refer to as the 35% long-term EBITDA margin case; one case assumed EBITDA margin increase from 2023 to 2026 up to a 40% EBITDA and steady thereafter, which we refer to as the 40% long-term EBITDA margin case (each as described more fully in the section of this Schedule 14D-9 entitled “Projected Financial Information”).

In both the 35% long-term EBITDA margin case and the 40% long-term EBITDA margin case:

•

J.P. Morgan treated stock-based compensation as a cash expense in the unlevered free cash flow calculation for purposes of its discounted cash flow analysis, as stock-based compensation is viewed as a true economic expense of the business;

•

J.P. Morgan also calculated a range of terminal asset values of Instructure at the end of fiscal year 2033 by applying a perpetual growth rate ranging from 2.5% to 3.5% to the revenue estimated by Instructure for calendar year 2033 to determine of the unlevered free cash flow of Instructure during the final year of the 14.25-year period (which perpetual growth rate was based on considerations that J.P. Morgan deemed relevant in its professional judgment and experience);

•

The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 9.50% to 11.50%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Instructure using publicly available information and J.P. Morgan’s judgment; and

•	The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted by adding Instructure’s net cash balance of $127 million as of September 30, 2019.

Based on the management projections and discount rates from 9.50-11.50% the discounted cash flow analysis indicated a range of equity values, rounded to the nearest $0.25, of $30.50 to $44.50 per share of Instructure’s common stock for the 35% long-term EBITDA margin case and $34.25 to $50.75 per share of Instructure’s common stock for the 40% long-term EBITDA margin case. The range of discount rates was chosen by

48.

J.P. Morgan based upon an analysis of the weighted average cost of capital of Instructure using publicly available information and J.P. Morgan’s judgment.

Other Information

52-Week Historical Trading Range. For reference only and not as a component of its fairness analyses, J.P. Morgan reviewed the trading range for Instructure common stock for the 52-week period ended December 3, 2019. J.P. Morgan noted that the low and high closing share prices during this period were $35.23 and $53.69 per share of Instructure common stock, respectively.

Equity Research Analyst Price Targets. For reference only and not as a component of its fairness analyses, J.P. Morgan reviewed certain equity research analyst price targets for Instructure common stock obtained from Wall Street Research, and available as of December 3, 2019. J.P. Morgan noted that the range of such price targets, was $42.00, $45.00, $46.00, $47.00, $50.00, $52.00, $55.00 and $56.00 per share of Instructure common stock.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Instructure. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Instructure, and none of the selected transactions reviewed was identical to the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Instructure. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Instructure and the transactions compared to the Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Instructure with respect to the Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Instructure and the industries in which it operates.

For services rendered in connection with the Merger and the delivery of the opinion, Instructure has agreed to pay J.P. Morgan a fee of approximately $24 million, of which $3 million became payable upon delivery of the

49.

Opinion and the remainder will be payable only upon the completion of the Merger. In addition, Instructure has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Instructure. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had, and continue to have, commercial or investment banking relationships with Thoma Bravo and its portfolio companies, for which J.P. Morgan and such affiliates have received, or will receive, customary compensation. Such services during such period have included providing debt syndication and equity underwriting services to portfolio companies of Thoma Bravo unrelated to the proposed Merger. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of portfolio companies of Thoma Bravo, for which it receives customary compensation or other financial benefits. In addition, as of the date of J.P Morgan’s opinion, J.P. Morgan and its affiliates held, on a proprietary basis, less than 1% of Instructure’s outstanding common stock. During the two year period preceding the date of its opinion, the aggregate fees received by J.P. Morgan from Instructure were $0 and from Thoma Bravo (including its portfolio companies) were $19 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Instructure, Parent, Purchaser or the Thoma Bravo Fund and its portfolio companies for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of J.P. Morgan in “Item 4. The Solicitation or Recommendation—Opinion of Instructure’s Financial Advisor” is incorporated herein by reference.

Except as set forth above, neither Instructure nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Instructure on its behalf with respect to the offer or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by Instructure or, to Instructure’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:

Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Daniel Goldsmith	12/02/2019	12,616	$53.24	Sale of common stock to cover tax withholdings
	12/01/2019	8,200	(1)	Vesting of restricted stock units of common stock
	12/01/2019	618	(1)	Vesting of restricted stock units of common stock
	12/01/2019	25,967	(1)	Vesting of restricted stock units of common stock
Joshua Coates	11/27/2019	6,531	$0.00	Gift of common stock
	11/27/2019	286,177	$0.00	Gift of common stock
	11/13/2019	37,058	$50.1204	Sale of common stock
	11/13/2019	12,942	$51.116	Sale of common stock
	11/11/2019	15,308	$47.4901	Sale of common stock
	11/08/2019	11,116	$0.00	Gift of common stock
	11/08/2019	92,394	$47.5734	Sale of common stock

50.

Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
	11/07/2019	18,765	$47.4815	Sale of common stock
	11/05/2019	1,076	$0.00	Gift of common stock
	11/04/2019	10,758	$47.4744	Sale of common stock
	11/01/2019	4,989	$0.00	Gift of common stock
	11/01/2019	11,700	$47.4716	Sale of common stock
	10/31/2019	15,647	$46.5272	Sale of common stock
	10/31/2019	22,542	$45.6986	Sale of common stock
	10/31/2019	57	$0.00	Gift of common stock
	10/30/2019	124	$0.00	Gift of common stock
	10/30/2019	569	$44.97	Sale of common stock
	10/29/2019	1,242	$44.97	Sale of common stock
Steven Kaminsky	12/02/2019	4,793	$53.24	Sale of common stock to cover tax withholdings
	12/01/2019	1,640	(1)	Vesting of restricted stock units of common stock
	12/01/2019	1,195	(1)	Vesting of restricted stock units of common stock
	12/01/2019	928	(1)	Vesting of restricted stock units of common stock
	12/01/2019	474	(1)	Vesting of restricted stock units of common stock
	12/01/2019	12,083	(1)	Vesting of restricted stock units of common stock
Matthew Kaminer	12/12/2019	2,000	$0.00	Gift of common stock
	12/02/2019	3,322	$53.24	Sale of common stock to cover tax withholdings
	12/01/2019	6,977	(1)	Vesting of restricted stock units of common stock
	12/01/2019	1,047	(1)	Vesting of restricted stock units of common stock
	12/01/2019	758	(1)	Vesting of restricted stock units of common stock
	12/01/2019	557	(1)	Vesting of restricted stock units of common stock
	12/01/2019	432	(1)	Vesting of restricted stock units of common stock
	11/13/2019	20,000	$11.25	Stock option exercise of common stock
	11/13/2019	20,000	$51.0506	Sale of common stock
	11/07/2019	5,000	$11.25	Stock option exercise of common stock
	11/07/2019	5,000	$47.50	Sale of common stock
	11/05/2019	2,000	$11.25	Stock option exercise of common stock
	11/05/2019	2,000	$46.493	Sale of common stock
	10/31/2019	5,000	$11.25	Stock option exercise of common stock
	10/31/2019	5,000	$46.50	Sale of common stock

(1)	The RSUs convert into Instructure’s common stock on a one-for-one basis.

51.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as indicated in this Schedule 14D 9, Instructure is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of Instructure’s securities by Instructure, Instructure’s subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Instructure or Instructure’s subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Instructure or any subsidiary of Instructure; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of Instructure.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the Instructure Board, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8. Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation” above.

Conditions to the Offer

The information set forth in Section 15 “Certain Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9 is incorporated herein by reference.

Regulatory Approvals

HSR Act

Under the HSR Act and the rules promulgated thereunder, certain acquisitions may not be completed until information has been furnished to the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”), and the applicable HSR Act waiting period has expired or been terminated. The waiting period under the HSR Act is 30 calendar days, unless the waiting period is terminated earlier or extended by a request for additional information and documentary material. Instructure and the Thoma Bravo Fund made the necessary filings with respect to the Merger with the FTC and the Antitrust Division of the DOJ on December 18, 2019. The parties received early termination of the applicable waiting period under the HSR Act on January 2, 2020.

At any time before or after consummation of the Transactions, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Transactions, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights. At any time before or after the completion of the Transactions, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state or foreign jurisdiction could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the completion of the transaction or seeking divestiture of substantial assets of the parties. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. We cannot be certain that a challenge to the transaction will not be made or that, if a challenge is made, we will prevail. See Section 15 “Conditions to the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9, which is incorporated herein by reference.

52.

Legal Proceedings

Between January 13 and January 30, 2020, five lawsuits were filed by purported stockholders of Instructure challenging the Merger. The first and second lawsuit, brought as putative class actions, are captioned Post v. Instructure, Inc., et al., No. 1:20-cv-00034 (D. Del. filed Jan. 13, 2020) and Zhang v. Instructure, Inc., et al., No. 1:20-cv-00042 (D. Del. filed Jan. 13, 2020). The third, fourth, and fifth lawsuits, brought by the plaintiffs individually, are captioned Bushansky v. Instructure, Inc., et al., No. 3:20-cv-00113 (S.D. Cal. filed Jan. 16, 2020); Domenico v. Instructure, Inc. et al., No. 2:20-cv-00814 (D.N.J. filed Jan. 24, 2020); and Rubin v. Instructure, Inc., et al., No. 3:20-cv-00193 (S.D. Cal. filed Jan. 30, 2020) (collectively, the “Complaints”). The Complaints name as defendants Instructure and each member of the Instructure Board. The Complaints allege violations of Section 14(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”) and Rule 14a-9 promulgated thereunder against all defendants, and assert violations of Section 20(a) of the Exchange Act against the individual defendants. The Zhang complaint additionally alleges claims for breach of fiduciary duty against the individual defendants and an aiding and abetting claim against Instructure. The plaintiffs contend that Instructure’s Proxy Statement omitted or misrepresented material information regarding the Merger. The complaints seek injunctive relief, rescission or rescissory damages, and an award of plaintiffs’ costs, including attorneys’ fees and expenses. The Post and Rubin complaints also seek dissemination of a proxy statement that discloses certain information requested by those plaintiffs. On February 5, 2020, Instructure filed an amendment to the Proxy Statement, which contained certain supplemental disclosures intended to moot plaintiffs’ disclosure claims (the “Supplemental Disclosures”). The Supplemental Disclosures are filed as Exhibit (a)(1)(A) to this Schedule 14D-9. On February 5, 2020, plaintiff in the Post action voluntarily dismissed his case. The defendants believe the claims asserted in the complaints are without merit.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex A. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex A, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who

53.

wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex A carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex A.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price (or the merger consideration, which is equivalent to the Offer Price).

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•

within the later of the consummation of the Offer, which shall occur on the date on which acceptance of Shares occurs, which shall be March 20, 2020 (unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement), and 20 days after the mailing of this Schedule 14D-9 (which date of mailing was February 24, 2020), deliver to Instructure a written demand for appraisal of Shares held, which demand must reasonably inform Instructure of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

Instructure, Inc.

6330 South 3000 East, Suite 700

Salt Lake City, Utah 84121

Attention: Chief Legal Officer

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of Instructure). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

54.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that Instructure will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

55.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Instructure believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor Instructure anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and Instructure reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to

56.

the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as Instructure has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Instructure a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of Instructure and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of Instructure’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Instructure desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex A to this Schedule 14D-9.

Business Combination Statute

Section 203 of the DGCL generally prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding “voting stock” (as such term is defined in Section 203 of the DGCL)) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

•

before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

57.

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange Offer); or

•

following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Instructure Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Stockholder Approval Not Required

On February 17, 2020, the Instructure Board (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger are advisable, and in the best interest of, Instructure and its stockholders; (b) authorized and approved the execution, delivery and performance by Instructure of the Merger Agreement and the consummation of Transactions, including the Offer and the Merger, upon the terms and subject to the conditions contained in the Merger Agreement; (c) agreed that the Merger will be effected under Section 251(h) of the DGCL and (d) resolved to recommend that Instructure’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) otherwise beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), represent at least one Share more than 50% of the aggregate voting power of the Shares outstanding immediately after the consummation of the Offer, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by Instructure’s stockholders.

Cautionary Statements Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of Instructure and any statements relating to Instructure’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of Instructure’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the

58.

consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions of Instructure’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to the business of Instructure, including those detailed in Instructure’s public filings with the SEC from time to time, including Instructure’s Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2019. The reader is cautioned not to unduly rely on these forward-looking statements. Instructure expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Where You Can Find More Information

Instructure is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Instructure is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of its securities and any material interest of such persons in transactions with Instructure. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at www.sec.gov or from Instructure by contacting Instructure’s Investor Relations at (866) 574-3127, by email at Investors@instructure.com, or by going to Instructure’s Investor Relations page on its website at https://ir.instructure.com/overview/default.aspx and clicking on the link titled “SEC Filings.”

The SEC allows Instructure to “incorporate by reference” information into this Schedule 14D-9, which means that Instructure can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Instructure incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•	Instructure’s Annual Report on Form 10-K for the year ended February 20, 2019, filed with the SEC on February 20, 2019;

•	Instructure’s Quarterly Reports on Form 10-Q for the quarters ended May 6, 2019, filed with the SEC on July 31, 2019 and October 30, 2019, respectively;

•	Instructure’s Definitive Proxy Statement (and the related Definitive Additional Materials) on Schedule 14A, filed with the SEC on January 7, 2020; and

•	Instructure’s Current Reports on Form 8-K filed on December 4, 2019, December 6, 2019, January 9, 2020, January 17, 202, January 22, 2020, February 13, 2020, February 14, 2020, and February 18, 2020.

Instructure also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

59.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 24, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)

(a)(1)(B)	Supplemental Proxy Statement to the Definitive Proxy Statement (and the related Definitive Additional Materials) on Schedule 14A, filed by Instructure with the SEC on February 5, 2020

(a)(1)(C)	Form of Letter of Transmittal, dated February 24, 2020 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(1)(D)	Joint Press Release, dated February 18, 2020, issued by Instructure and Thoma Bravo (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Instructure with the SEC on February 18, 2020)

(a)(1)(E)	Opinion of J.P. Morgan Securities LLC, dated December 4, 2019 (incorporated by reference to Annex B to the Definitive Proxy Statement on Schedule 14A filed by Instructure with the SEC on January 7, 2020)

(a)(1)(F)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(1)(G)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(1)(H)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(1)(I)	Form of Summary Advertisement as published on February 24, 2020 in the New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of February 17, 2020, by and among Instructure, Inc., Instructure Holdings, LLC (f/k/a PIV Purchaser, LLC) and PIV Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Instructure with the SEC on February 18, 2020)

(d)(2)	Confidentiality Agreement, dated June 18, 2019, as amended, by and between Instructure and Thoma Bravo (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(d)(3)	Equity Commitment Letter, dated February 17, 2020, by and between Instructure, Parent and Thoma Bravo Fund (incorporated by reference to Exhibit (d)(3) to the Schedule TO)

(d)(4)	Limited Guaranty, dated December 4, 2019, by and between Instructure and Thoma Bravo (incorporated by reference to Exhibit (d)(4) to the Schedule TO)

(d)(5)	Letter Agreement, effective as of December 4, 2019, by and between Instructure, Inc. and Matthew A. Kaminer (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Instructure with the SEC on December 4, 2019)

(d)(6)	Letter Agreement, effective as of December 4, 2019, by and between Instructure, Inc. and Daniel Goldsmith (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Instructure with the SEC on December 4, 2019)

60.

Exhibit No.	Description

(d)(7)	Amended and Restated Waiver of Certain Change in Control Benefits Agreement, dated as of February 13, 2020, by and between Instructure, Inc., Daniel Goldsmith and Instructure Holdings, LLC and PIV Merger Sub, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Instructure with the SEC on February 14, 2020)

(d)(8)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.2 to the Form S-1 (File No. 333-207349), filed by Instructure with the SEC on October 9, 2015)

(e)(1)	Definitive Proxy Statement (and the related Definitive Additional Materials) on Schedule 14A, filed by Instructure with the SEC on January 7, 2020

61.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSTRUCTURE, INC

Date: February 24, 2020	By:	/s/ Matthew Kaminer
Matthew A. Kaminer
Chief Legal Officer

1.

ANNEX A

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Section 262 of the Delaware General Corporation Law

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.